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As filed with the Securities and Exchange Commission on April 29, 2004

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MFIC CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-2793022 (I.R.S. Employer Identification Number)
30 Ossipee Road, P.O. Box 9101, Newton, Massachusetts, 02464-9101, (617) 969-5452 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Irwin J. Gruverman
Chairman of the Board of Directors, Chief Executive Officer, Treasurer and Secretary
30 Ossipee Road, P.O. Box 9101, Newton, Massachusetts 02464-9101, (617) 969-5452
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jack M. Swig, Esq. MFIC Corporation 30 Ossipee Road P.O. Box 9101 Newton, Massachusetts 02464-9101 Telephone: (617) 969-5452 Telecopy: (617) 965-1213	Jeffrey M. Stoler, Esq. Peter J. Cahill, Esq. Gadsby Hannah LLP 225 Franklin Street Boston, Massachusetts 02110 Telephone: (617) 345-7000 Telecopy: (617) 345-7050

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Registration Fee

Common Stock issuable upon exercise of investor warrants	713,308	$3.05	$2,175,589.40	$275.65
Common Stock issuable upon exercise of placement agent warrants	213,992	$3.20	$684,774.40	$86.76
Common Stock	1,426,616	$2.50	$3,666,403.10(2)	$464.53

TOTAL(3)	2,353,916	—	$6,525,766.90	$826.94

(1)
The number of shares being registered represents our good faith estimate of the maximum number of shares we may issue upon exercise of common stock purchase warrants. The actual number of shares of common stock received upon exercise of the warrants may vary from this number.

(2)
Based on the average of the reported best bid and best ask prices of the common stock reported on the OTC Bulletin Board of the five business days prior to April 27, 2004, for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

(3)
Includes: (i) 1,426,616 shares of common stock issued in the Company's March 2004 private placement, (ii) 713,308 shares of common stock issuable upon exercise of warrants issued in such private placement at a warrant exercise price of $3.05 per share, and (iii) 213,992 shares of common stock issuable upon exercise of warrants issued in such private placement at a warrant exercise price of $3.20 per share.

        The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April    , 2004

MFIC CORPORATION

2,353,916 Shares of Common Stock

        We have prepared this prospectus to allow certain holders of our stock (the "Selling Stockholders") to sell up to 2,353,916 shares of our common stock. The Selling Stockholders currently hold 1,426,616 shares of our common stock and have the right to acquire up to an additional 927,300 shares of our common stock upon the exercise of warrants (the "Warrants"). See page 13 of this prospectus for the names of the Selling Stockholders.

        We are registering these shares by filing a registration statement with the Securities and Exchange Commission using a "shelf" registration process. This process allows the Selling Stockholders to sell their common stock over a period of time in varying amounts as described under "Plan of Distribution" on page 8 of this Prospectus.

        We will receive no proceeds from the sale of any of our common stock by the Selling Stockholders. We will receive the proceeds from the Selling Stockholders' exercise of Warrants. The Selling Stockholders, however, are under no obligation to exercise the Warrants.

        Our Common Stock is traded on the over the counter bulletin board ("OTCBB") under the symbol "MFIC." On April 26, 2004, the closing sale price of our Common Stock on the OTCBB was $2.55 per share.

Investing in our securities involves risks. See "Risk Factors" on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

Prospectus dated April 29, 2004.

i

PROSPECTUS SUMMARY

        This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the section entitled "Risk Factors," and our Consolidated Financial Statements and the related Notes to those statements included in this prospectus. This prospectus contains certain forward-looking statements. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus. See "Cautionary Note Regarding Forward-Looking Statements."

MFIC CORPORATION

        MFIC Corporation ("MFIC" or the "Company"), through its wholly-owned subsidiary, Microfluidics Corporation (Microfluidics Division), specializes in manufacturing and marketing a broad line of Microfluidizer® high shear fluid materials processing systems used in numerous applications in the coatings, pharmaceutical, biotech, food, and cosmetics industries. Microfluidizer high shear fluid processor systems are produced at the Microfluidics Division. Until its sale on February 9, 2004, the Company operated its Morehouse-COWLES Division which manufactured and sold a broad line of mechanical fluid materials processing systems used for a variety of grinding, dispersing, milling, and blending applications across a variety of industries. The Morehouse-COWLES Division manufactured and distributed high shear dispersers, dissolvers, colloid mills, horizontal media mills, vertical media mills, and sold grinding media for such equipment.

        For almost 20 years MFIC has offered Microfluidizer high shear fluid processor equipment capable of creating nanostructures (commonly defined as having dimensions in the 10-1000 nanometer range), including nanoparticles, microemulsions, and nanosuspensions. The equipment's ability to produce commercial quantities of such materials has been important to producers of pharmaceuticals, coatings and in other industries. The Company's management believes that future commercialization and growth of nanotechnology will be, enabled in large part, by such manufacturing capability.

        Microfluidizer fluid processing equipment is used by industry to formulate stable emulsions, dispersions, and liposomes, and is used in general for deagglomeration and for cell disruption in the biotech industry and for liposomal encapsulation. Emulsions are found in a broad variety of common products, including processed foods, pharmaceuticals, and specialty coatings such as photographic films. Dispersions are often employed in products such as pharmaceuticals, inks, pigments and coatings. The Company believes that the processing technique of the Microfluidizer processor equipment enhances the stability and consistency of emulsions and dispersions due to the equipment's unique ability to consistently produce uniform micron and sub-micron scale particles in many applications. Liposomes, which are biodegradable cell-like structures, are used to encapsulate medications or nutrients, and are typically used in cosmetic or pharmaceutical products. In addition, Microfluidizer processor equipment is used in biotechnology applications to harvest, through cell disruption, the cultivated product contents of plant and animal cells. The design and operation of the Microfluidizer processor systems with its patented and proprietary fixed geometry interaction chamber results in consistent, uniform and reproducible results. Further, the Company guarantees scaleup of formulations and results on its equipment from drops per minute on its laboratory and bench top models to gallons per minute on its production models. In many critical formulations Microfluidizer processors produce better quality products for our customers. Further, the proprietary equipment enables manufacture of unique products which cannot otherwise be produced.

        The Company's product lines are used to create stable emulsions and dispersions through deagglomeration and particle size reduction. These formulations may be liquid/liquid or liquid/solid formulations and are generally prepared in quantities ranging from less than one gallon to several thousand gallons in an industrial environment.

        The Microfluidizer processor equipment is generally used in the processing of high value-added end-products that require extremely small particle sizes.

        The Company was incorporated in Delaware in 1983. The Company, formerly named Biotechnology Development Corporation, changed its name effective June 8, 1993 to Microfluidics International Corporation, and again changed its name effective July 12, 1999 to MFIC Corporation. Its principal executive offices are located at 30 Ossipee Road, in Newton, Massachusetts, 02464-9101 and its telephone number is (617) 969-5452. Our web site is located at www.mficcorp.com. We have not incorporated by reference into this prospectus the information on our web site and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only. Unless the context otherwise requires, the terms "MFIC," "Company," "we," "us" and "our" refer to MFIC Corporation and its subsidiary.

The Offering

Common Stock Offered by the Selling Stockholders:	2,353,916
Common Stock Outstanding Before this Offering (includes 1,426,616 shares of the issued and outstanding common stock being offered by the Selling Stockholders):	9,888,403
Common Stock to be Outstanding after this Offering (assumes all 927,300 warrants of the Selling Stockholders for common stock offered hereby are exercised):	10,815,703
Use of Proceeds from Sale of Common Stock:	We will not receive any proceeds from the sale of the shares of our Common Stock offered by the Selling Stockholders.
Use of Proceeds from Exercise of Warrants:
We will receive the exercise price of any warrants that are exercised by the Selling Stockholders. We intend to use any proceeds from exercise of warrants for working capital and general corporate purposes.

RISK FACTORS

        Investing in our securities involves risk. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

        The Company faces a number of risks and uncertainties that could cause actual results or events to differ materially from those contained in any forward looking statement. Additional risks and uncertainties not presently known to the Company or that are currently deemed to be immaterial may also impair the Company's business operations. Factors that could cause or contribute to such differences include, but are not limited to, the following:

Competition

        Our Microfluidizer product line of high-shear fluid processors has direct competition in its major markets, including its most important markets in the pharmaceutical, biotechnology and coatings/chemical industries. There are a few small, direct competitors in geographical areas where our patents are not protected. These competitors, however, do no offer product lines of comparable breadth or scope as our products and they do not possess high-pressure engineering experience to the extent that we do. We do not regard the presence of these competitors as an impediment to our growth.

        We face, and will continue to face, intense competition from other companies who manufacture and sell fluid processing systems used in particle size reduction, mixing, milling, dispersing, homogenizing, cell disruption and liposomal encapsulation applications. We are subject to significant competition from companies that are pursuing technologies and products that are similar to the Company's technology and products. Our future success will depend in large part on our ability to maintain a technologically superior product line. Rapid technological development by us or others may result in our products or technologies becoming obsolete before we recover the expenses we incur in connection with their development. Products offered by us could be made obsolete by less expensive or more effective technologies. There can be no assurance that we will be able to make the enhancements to our technology necessary to compete successfully with newly emerging technologies. We expect competition to intensify in the fluid processing systems field as technical advances are made and become more widely known, and such increased competition may have a material adverse effect upon our business.

Reliance Upon Suppliers/Vendors/Subcontractors

        The Company does not manufacture most of the components contained in its Microfluidizer materials processor equipment but rather subcontracts the manufacture of most components. Based on quality, price, and performance, the Company has selected certain suppliers, vendors, and subcontractors that provide parts, subassemblies, machining and finishing of components that are assembled by the Company's production staff. Although the Company has identified alternate sources for such parts, components, machining and finishing ("Alternate Sources"), there can be no assurance that a transition to such Alternative Sources will not entail quality assurance and quality control difficulties, on-time delivery problems, or other transitional problems, any or all of which would likely have an impact on the Company's production of equipment and could have a material adverse effect on the Company's business, financial condition, or results of operations.

Patents & Trade Secrets

        The Company's Microfluidizer processor equipment process patent expires on March 13, 2007 and its device patent expired on August 6, 2002. In addition, the Company has neither sought patent protection for its Microfluidizer processor interaction chamber nor trademark protection of its

Microfluidizer trade name, in any country other than the United States. As such, its proprietary rights are not subject to the protection of patent or trademark laws of foreign countries where the Company's equipment is sold. Although the Company has made many alterations, improvements and advances to its equipment over the years and continues to make such advancements with such modification and innovations having been and being treated by the Company as trade secrets, the lack or limited nature of our patent protections will expose the Company to potential competition that would likely have a material adverse effect on the Company.

        To protect its other proprietary rights, the Company relies on a combination of trademark laws, trade secrets, confidentiality agreements, contractual provisions and technical means. In the event of a breach of these protections, there can be no assurance that these measures will prove to have been adequate to protect the Company's interests, or that the Company will have sufficient resources to prosecute or prevail in an action against a third party. The Company maintains confidentiality and non-competition agreements with those parties to whom it discloses non-public technical information relating to its equipment. The Company believes that enforcement of the provisions of such agreements should adequately protect the Company's proprietary information, however in the event of a material breach of such agreements certain of the Company's valuable intellectual property may be disclosed to third parties (including competitors). In such event, despite provisions for equitable relief and damages in the event of such breaches, the Company may suffer competitively and be materially impacted as a result of such unauthorized disclosure.

        In 1997, the Company completed development of a novel adaptation of its Microfluidizer processor equipment—a Multiple Stream High Pressure Mixer/Reactor (MMR). In August 1997, the Company filed a patent application for the device and its processes with the United States Patent and Trademark Office (USPTO), and filed a Patent Cooperation Treaty (PCT) application on May 5, 1998. In July and November 2000, the USPTO issued to the Company notices of allowances of utility patent claims regarding the MMR and the use thereof. On September 18, 2002, the European Patent Office advised the Company it would grant its MMR patent substantially as applied for, including its device and process claims. The Company is in the process of pursuing national entry in France, Germany, Italy, The Netherlands, and the United Kingdom. The inability of the Company to obtain entry into such countries may have a material adverse effect on the Company.

R&D/Technical Risks

        The Company's research and development efforts are focused on: (i) developing new processing applications for the process industries and further enhancing the functionality, reliability and performance of existing products, and (ii) development of the Multiple-Stream High Pressure Mixer/Reactor (MMR) by: (a) working with customers who assist in the development of the system with both application knowledge and financial support, and (b) internal development program relating to interaction chamber design and creation of a variety nanomaterials. There can be no assurance that the Company will be able to meet the enhancement challenges posed by applications of its core Microfluidizer processor business. Likewise there can be no assurance that the Company will be able to design and manufacture chambers for its MMR applications that will deliver the desired result for specific applications. The inability to meet the enhancement challenges or design and manufacture chambers for its MMR applications may have a material adverse effect on the Company.

Ability To Meet Capital Needs

        On March 3, 2004, the Company and its Microfluidics Corporation subsidiary, as co-borrowers, entered into a revolving credit and term loan agreement with Banknorth, N.A. (the "Lender") providing the Company with a $2,000,000 demand revolving credit and four year term loan facility (the "Credit Facility"). The Credit Facility was comprised of (i) a $1 million demand revolving line of credit (Revolving Credit Line) with advances thereunder bearing interest at an interest rate equal to the prime rate (the Prime Rate for United States borrowings from Banknorth, N.A. as publicly announced from time to time). All borrowings under the Revolving Credit Line were evidenced by a $1 million demand promissory note (the "Revolving Note"), and (ii) a $1,000,000 term promissory note, amortized over a four year period but having a maturity date of March 3, 2008 and bearing interest at an interest rate equal to the Federal Home Loan Bank Classic Rate at March 4, 2004 plus two and one-half percent (2.50%).

        There can be no assurance that the Company will have access to sufficient working capital through continued and improving cash flow from sales and ongoing borrowing availability, the latter being subject to the Company's ability to comply with the covenants and terms of the Company's loan agreement with its senior lender.

Government Regulation

        To date the Company has not been affected by any United Sates governmental restrictions on technology transfer, import, export and customs regulations and other present local, state or Federal regulation. The extent of adverse governmental regulation, which might result from future legislation or administrative action, cannot be accurately predicted. In particular, H.R. 3162 enacted on October 21, 2001 (the "Patriot Act") and other governmental regulation may impose export restrictions on sale of equipment or transfer of technology to certain countries or groups. There can be no assurance that sale of the Company's equipment will not be impacted by such legislation or designation. Depending upon which countries and sales may be designated for trade restriction such action could have a material adverse effect on the Company's business, financial condition, or results of operations. Also, certain agreements that may be entered into by the Company involving exclusive license rights may also be subject to national or supranational antitrust regulatory control, the effect of which cannot be predicted.

Key Management / Personnel

        The Company's continued operation, innovation and growth are to some significant degree reliant on the continued services of its key executive officers and leading technical personnel. The Company does not maintain employment contracts with its key management or leading technical personnel. There can be no assurance that the Company will be able to retain such key management and technical personnel if employment is offered by other companies better able to pay higher compensation, provide more and better benefits, or willing to offer longer term job security by entering into employment contracts with the Company's employees. Further, there can be no assurance that key executive officers and leading technical personnel will not either die or become disabled to an extent that they cannot render their services to the Company. Though the Company believes that it can identify and recruit replacement key management and technical personnel, there can be no assurance as to such availability, the length of time required to obtain such replacement management and technical personnel, the salary level that may have to be paid to obtain their respective services, or the impact on operations that may be experienced through the interim absence of such key management and technical personnel. The loss of key management or leading technical personnel could, therefore, have a material adverse effect on the Company's business, financial condition, or results of operations.

The Issuance of Shares of Common Stock pursuant to this Registration Statement Will Have A Dilutive Effect On The Company's Common Stock; Your Ability To Sell Your Shares In The Market Is Not Assured.

        The shares of Common Stock issuable hereunder and upon exercise of the Warrants are dilutive to the current outstanding and issued shares of Common Stock and such issuance may have an adverse effect on the public trading price of our Company's Common Stock. Although the Company has agreed to register the Common Stock issuable hereunder and the shares issuable upon exercise of the Warrants, there can be no assurances that such registration statement will become effective or, if it becomes effective, whether the Company will be able to maintain the effectiveness of such registration statement.

Liquidity On The OTC Bulletin Board Is Limited And We May Be Unable To Obtain Listing Of Our Common Stock On A More Liquid Market.

        The Company's Common Stock is quoted on the OTC Bulletin Board, which provides significantly less liquidity than a securities exchange (such as the American or New York Stock Exchange) or an automated quotation system (such as the Nasdaq National or SmallCap Market). Management expects, when and if the Company qualifies, to seek a listing on a securities exchange or an automated quotation system. There is uncertainty that the Company will ever be accepted for a listing on an automated quotation system or securities exchange.

Management Discretion As To The Use Of Proceeds.

        The net proceeds from the exercise of Warrants will be used as described under "Use of Proceeds." The Company reserves the right to use the funds obtained from the exercise of Warrants for other purposes not presently contemplated which the Company deems to be in their best interests and its stockholders in order to address changed circumstances and opportunities. These additional uses may include, without limitation, the use of funds for repayment of debt. As a result of the foregoing, our success may be affected by the judgment of our management with respect to the application and allocation of the net proceeds from the exercise of Warrants.

The Market For Lower-Priced Securities Has Suffered In Recent Years From Patterns Of Fraud And Abuse And Is Regulated In A Manner That May Negatively Impact The Market For Our Common Stock

        Unless and until our Common Stock attains a price per share of $5.00 or more, our Common Stock will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell our securities to persons other than established clients or accredited investors. For purposes of this rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our Common Stock and also may affect the ability of our current stockholders to sell their securities in the market. In addition, the Securities and Exchange Commission has adopted a number of other rules to regulate "penny stocks." Depending on the trading price of our Common Stock, our Common Stock may constitute a "penny stock" within the meaning of those rules, which could further affect the ability of investors in this Offering to sell our securities in the market.

        Prospective investors should also be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. We can provide no assurance that such tactics will not be employed in connection with the market for our Common Stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        The prospectus, any prospectus supplement and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements regarding matters that are not historical facts. For example, when we use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," or "may," or other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Our forward-looking statements are subject to risks and uncertainties. You should note that many important factors, some of which are discussed elsewhere in this prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results to differ materially from those expressed in our forward-looking statements. These important factors include the factors we identify in the documents we incorporate by reference in this prospectus. You should read these factors and the other cautionary statements made in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus and in the documents incorporated by reference. We do not undertake any obligation to update forward-looking statements made by us.

USE OF PROCEEDS

        We will not receive any proceeds upon the sale of the shares by the Selling Stockholders.

        We will receive the exercise price of the Warrants that are exercised by the Selling Stockholders. Assuming exercise of all the Selling Stockholders' Warrants, the gross proceeds to us would be approximately $2,860,363.80. Unless we otherwise indicate in the applicable prospectus supplement, we intend to use any proceeds from exercise of the warrants for working capital and general corporate purposes, including:

  •
  to finance our growth;

  •
  to develop our products; and

  •
  for capital expenditures made in the ordinary course of business.

        In addition, approximately $56,250 may be used to retire debt owed to two individuals who are stockholders but not an employee, officer or director of the Company; such debt carries an interest rate of 10% and a maturity date of February 28, 2005.

DETERMINATION OF OFFERING PRICE

        The selling stockholders may sell shares in any manner at the current market price or through negotiated transactions with any person at any price.

"PENNY STOCK" RULES

        The Company's Common Stock likely will continue to be quoted ("MFIC") on the OTCBB. At least for the foreseeable future, our Common Stock will continue to be deemed to be a "penny stock" as that term is defined in Rule 3a51-1 under the Securities Exchange Act of 1934. Rule 15g-2 under the Exchange Act requires broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain from these investors a manually signed and dated written acknowledgement of receipt of the document before effecting a transaction in a penny stock for the investor's account. Compliance with these requirements may make it more difficult for holders of our free-trading Common Stock to resell their shares to third parties or otherwise, which could have a material adverse effect on the liquidity and market price of our Common Stock. Penny stocks are stocks:

  (i)
  with a price of less than $5.00 per share; or

  (ii)
  that are not traded on NASDAQ or a national securities exchange; or

  (iii)
  are issued by companies with net tangible assets of less than:

  a.
  $2.0 million (if the issuer has been in continuous operation for at least three years); or

  b.
  $5.0 million (if in continuous operation for less than three years); or

  (iv)
  which have average revenue of less than $6.0 million for the last three years.

PLAN OF DISTRIBUTION

        The shares being offered by the Selling Stockholders will be sold from time to time in one or more transactions (which may involve block transactions):

  •
  on the OTCBB or on such other market on which the common stock may from time to time be trading,

  •
  in privately-negotiated transactions,

  •
  short sales, or

  •
  any combination of the above.

        The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price, at negotiated prices or such other price as the Selling Stockholders determine from time to time. The shares may also be sold pursuant to Rule 144. The Selling Stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

        The Selling Stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the shares offered by this prospectus will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered by this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

        The Selling Stockholders, alternatively, may sell all or any part of the shares offered by this prospectus through an underwriter. No Selling Stockholder has entered into an agreement with a prospective underwriter. If a Selling Stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revision to this prospectus.

        The Selling Stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by the Selling Stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

LEGAL PROCEEDINGS

        From time to time, we may be subject to legal proceedings, which could have a material adverse effect on our business. Currently, there are no pending legal proceedings.

DIRECTORS AND EXECUTIVE OFFICERS

        Each director of the Company is elected annually and holds office for the ensuing year and until his successor has been elected and qualified. The names of the Company's current directors, executive officers, directors-elect and certain information about them are set forth below:

Name	Age	Title
Irwin J. Gruverman	70	Chief Executive Officer, Chairman of the Board, Treasurer and Secretary
Robert P. Bruno	66	President, Chief Operating Officer, and Vice-President Sales/Marketing
Jack M. Swig	55	Vice President—Corporate Development and General Counsel
Dennis P. Riordan	57	Controller
James N. Little	63	Director
Vincent B. Cortina	64	Director
Edward T. Paslawski	53	Director
Leo Pierre Roy	46	Director

        IRWIN J. GRUVERMAN has served as the Chief Executive Officer, Chairman of the Board of Directors and Secretary of the Company since its inception in 1983. He also currently serves as the Company's Treasurer. From the Company's inception in 1983 to June 1993, and from November 21, 2000 until May 17, 2001, Mr. Gruverman served as its President. In addition, Mr. Gruverman currently serves on the Board of Directors of the following public companies: North American Scientific, Inc. and InVitro International, Inc.

        ROBERT P. BRUNO joined the Company on April 8, 1996 as Vice-President of Sales/Marketing. Mr. Bruno was appointed as Chief Operating Officer on November 30, 2000. Mr. Bruno was appointed as President on May 17, 2001 with such appointment becoming effective on May 21, 2001.

        JACK M. SWIG joined the Company as a full time employee in January 1996 and was appointed in January 1999 as the Vice President—Corporate Development and General Counsel. He has served as the Company's General Counsel and Investor Relations Manager since 1993. Mr. Swig has almost 25 years venture capital, corporate finance and merchant/investment banking experience.

        DENNIS P. RIORDAN joined the Company on February 12, 1996 as the Controller. Mr. Riordan previously served as Controller—Residential Group for Winthrop Management from May, 1989 to May, 1994. From June, 1986 to May, 1989, he served in various positions as an assistant controller at Krupp

Management, a real estate concern. Prior to that, Mr. Riordan had spent twelve years in public accounting, primarily as an audit manager.

        JAMES N. LITTLE has served as a director of the Company since December 1995. Dr. Little serves as President of Cetek Corporation, a biotechnology drug discovery company. From August 1998 until December 26, 2001, Dr. Little served as Senior Vice President of Cetek. Prior to that, from 1981 to August 1998, Dr. Little served as a Senior Vice President of Sales, Marketing and Business Development for Zymark Corporation, a manufacturer of scientific instrumentation.

        VINCENT B. CORTINA has served as a director of the Company since May 1997. Mr. Cortina serves as principal of Corvis Associates, a management consulting firm. From 1999 until mid-2001, Mr. Cortina served as Director of Operations for Advanced Instruments, Inc., a manufacturer of laboratory and clinical instruments. Prior to that he served as a self-employed business consultant. From 1990 to 1996 he served as President of Advanced Monitors, Inc., a company which develops and manufactures industrial and commercial instruments.

        EDWARD T. PASLAWSKI has served as a director of the Company since June 2000. Mr. Paslawski is principal in the Arete Capital Group, a firm providing investment banking and financial advisory services. Prior to co-founding Arete, Mr. Paslawski served as the New England Regional Manager and Vice President of LaSalle Business Credit, Inc., an asset-based lending subsidiary of LaSalle Bank. Mr. Paslawski is the founder and managing partner of Durham Capital, LLC, an investment-banking firm specializing in arranging and investing equity in start-ups and growth companies. The company also provides merger and acquisition advisory services. He also serves as the Chairman of CEI Ventures Inc., the managing partner of Coastal Ventures Limited Partnership and Coastal Ventures, LLC. Mr. Paslawski has thirty years of commercial banking and venture capital experience in senior lending positions with major US and international banks including The National Bank of Canada, Meridian Capital Corp., First National Bank of Boston, and The Industrial Bank of Japan.

        LEO PIERRE ROY has served as a director of the Company since June 2000. Mr. Roy has more than 20 years of experience as a senior manager and consultant. Mr. Roy currently serves as Director of Environmental Services at Vanasse Hangen & Brustlin, Inc. (VHB), a recognized leader in providing transportation, land development, and environmental services. Prior to joining VHB, Mr. Roy was the Vice President and Chief Operating Officer of The Bioengineering Group, Inc., a firm engaged in consulting in the areas of erosion control, water quality, ecological restoration and bioremediation from 2000 to 2003. Between 1998 and 2000 he has served as the President of Houqua & Company, Inc., a consulting firm specializing in strategic planning and development services. From 1997 to 1998, Mr. Roy served as President and Chief Operating Officer of Energy Answers Corporation, a designer, developer and owner of resource recovery, power, recycling and solid waste management companies. From 1992 to 1996, Mr. Roy served first as Director of Waste Policy and Planning and later as Undersecretary of the Executive Office of Environmental Affairs for the Commonwealth of Massachusetts. From 1990 to 1991, Mr. Roy was the Regional Manager of Special Projects for Waste Management, Inc. From 1985 to 1989, he was the Vice President and Chief Operating Officer of Orne Enterprises, Inc., a venture capital, environmental technology holding company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Holders Of Voting Securities

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Irwin J. Gruverman(3) 30 Ossipee Road, Newton, Massachusetts 02464	1,979,555	20.0%
Husic Capital Management(5) 555 California Street, San Francisco, CA. 94104	1,564,988	15.8%
G.D. Searle & Co.(4) Box 511D Chicago, Illinois 60680	600,000	6.1%

(1)
Information with respect to beneficial ownership is based upon information furnished by such shareholder.

(2)
Shares of Common Stock that a person or entity has the right to acquire within 60 days of April 27, 2004, according to Registrar and Transfer Company, the Company's Transfer Agent, pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such person or entity, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or entity shown in the table. Percentage ownership is based on 9,888,403 shares of Common Stock issued and outstanding on April 27, 2004.

(3)
Consists of (i) 462,300 shares of Common Stock, (ii) 263,750 shares of Common Stock subject to currently exercisable options, (iii) 153,505 shares of Common Stock owned jointly by Mr. Gruverman and his wife, (iv) 100,000 shares of Common Stock owned by his wife, and (v) 1,000,000 shares of restricted Common Stock purchased by Mr. Gruverman on February 28, 2000. Mr. Gruverman disclaims beneficial ownership of the 100,000 shares of Common Stock owned by his wife.

(4)
Information with respect to beneficial ownership is based upon information furnished by G.D. Searle & Co. in a Form 4 filed with the Securities and Exchange Commission on January 5, 1994.

(5)
Information with respect to beneficial ownership is based upon information furnished by Husic Capital Management on Form 4 and Schedule 13G filed with the Securities and Exchange Commission dated February 11, 2004 and January 15, 2004 respectively, which ownership is deemed to be under common control.

Beneficial Ownership Of Directors And Executive Officers

        The following table sets forth for current directors and each executive officer named in the Executive Compensation table below, the positions currently held by each person with the Company and the number and percentage of outstanding shares of Common Stock beneficially owned by each person and by all current directors and executive officers as a group as of February 12, 2004.

	Positions and Offices with the Company	Amount and Nature of Beneficial Ownership (1)(2)		Percent of Class
Irwin J. Gruverman	Chief Executive Officer, Chairman of the Board of Directors, Secretary, and Treasurer	1,979,555	(3)	20.0%
Robert P. Bruno	President, Chief Operating Officer, and Vice President Sales/Marketing	282,050	(4)	2.85%
Dennis P. Riordan	Controller	113,327	(5)	1.15%
Jack M. Swig	V.P.—Corporate Development and General Counsel	98,290	(6)	*
Edward T. Paslawski	Director	41,875	(7)	*
Leo Pierre Roy	Director	41,875	(8)	*
James N. Little	Director	24,375	(9)	*
Vincent B. Cortina	Director	24,375	(10)	*
All current directors and executive officers as a group (8 persons)		2,605,722	(11)	26.35%

*
Less than 1%

(1)
Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares.

(2)
Shares of Common Stock that a person has the right to acquire within 60 days of April 27, 2004, pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The inclusion herein of any shares of Common Stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Percentage ownership is based on 9,888,403 shares of Common Stock issued and outstanding on April 27, 2004.

(3)
Consists of (i) 462,300 shares of Common Stock, (ii) 263,750 shares of Common Stock subject to currently exercisable options, (iii) 153,505 shares of Common Stock owned jointly by Mr. Gruverman and his wife, (iv) 100,000 shares of Common Stock owned by his wife, and (v) 1,000,000 shares of restricted Common Stock. Mr. Gruverman disclaims beneficial ownership of the 100,000 shares of Common Stock owned by his wife.

(4)
Consists of 278,750 shares of Common Stock subject to currently exercisable options, and 3,300 shares of Common Stock.

(5)
Consists of 103,750 shares of Common Stock subject to currently exercisable options and 9,577 shares of Common Stock owned jointly by Mr. Riordan and his wife.

(6)
Consists of 98,250 shares of Common Stock subject to currently exercisable options and 40 shares of Common Stock owned by Mr. Swig.

(7)
Consists of 41,875 shares of Common Stock subject to currently exercisable options.

(8)
Consists of 41,875 shares of Common Stock subject to currently exercisable options.

(9)
Consists of 24,375 shares of Common Stock subject to currently exercisable options.

(10)
Consists of 24,375 shares of Common Stock subject to currently exercisable options.

(11)
Includes 877,000 shares of Common Stock subject to currently exercisable options. See footnotes 3 through 10 above.

SELLING STOCKHOLDERS

        This prospectus relates to the continued offering of 2,353,916 shares of our common stock by the persons listed below under the heading "Selling Stockholders" (the "Selling Stockholders"). The shares offered by the Selling Stockholders were acquired in private placement transactions, including those which may be acquired upon exercise of warrants. Unless otherwise indicated, shares of common stock or rights to acquire the shares were owned of record on April 27, 2004, by each Selling Stockholder. The Selling Stockholders are offering the common stock for their own accounts. With the exception of those Selling Stockholders noted by footnotes (2) and (3) below, no Selling Stockholder has had a material relationship with us during the last three years, other than as an owner of our securities.

Selling Stockholder	Number of Shares Underlying Warrants	Total Number of Shares Owned	Number of Shares Offered Under this Prospectus and to be owned following the offering	Percent of Class (1)
Source One Corp.	20,000	60,000	60,000	*
James R. Bailey	1,400	4,200	4,200	*
Boguslaw L. Piekarski and Caryl L. Piekarski	2,000	6,000	6,000	*
Steve Abbott and Patricia Abbott	5,000	15,000	15,000	*
Andrezes J. Matycznski	2,400	7,200	7,200	*
John Igoe	5,000	15,000	15,000	*
Marc C. McGeever	2,000	6,000	6,000	*
Rocco J. Brescia, Jr.	10,000	30,000	30,000	*
Payman Aminzadeh and Karie Lingg	2,000	6,000	6,000	*
iVelocity Fund, LLC	30,000	90,000	90,000	*
Gordon Gregoretti	5,000	15,000	15,000	*
David J. Rupert	10,000	30,000	30,000	*
Govin T. Rajan	3,000	9,000	9,000	*
Roger S. Vincent	5,000	15,000	15,000	*
Brian D. Finzen	2,000	6,000	6,000	*
Daniel E. Larson	4,000	12,000	12,000	*
Todd A. Adams	1,200	3,600	3,600	*
Arthur P. Mitchell	4,000	12,000	12,000	*
Daniel Bettencourt	3,000	9,000	9,000	*
Wayne F. Tackabury (IRA)	2,000	6,000	6,000	*
Robert P. Deysher Living Trust	1,000	3,000	3,000	*
Francis P. Sears	5,000	15,000	15,000	*
Manish Gupta and Charu Gupta	1,000	3,000	3,000	*
George R. Martin	2,000	6,000	6,000	*
Christopher J. Whyman	2,000	6,000	6,000	*
Michael A. Mohr and Denise A. Mohr	6,000	18,000	18,000	*
Hargopal Singh	3,000	9,000	9,000	*

Greg J. Dawe	15,000	45,000	45,000	*
Brent C. Olson	3,000	9,000	9,000	*
Robert Kantor	5,000	15,000	15,000	*
Archie Joyner	5,000	15,000	15,000	*
John Cowles	4,000	12,000	12,000	*
Philip W. Madow and Amber D. Madow	6,000	18,000	18,000	*
Perry P. Jacobson	20,000	60,000	60,000	*
Scott R. Swix and Kim M. Swix	5,000	15,000	15,000	*
Andrew Denka	20,000	60,000	60,000	*
Apex Opportunity Fund LP	15,000	45,000	45,000	*
William M. Haskell and Deborah Haskell	2,000	6,000	6,000	*
David D. LeNorman	10,000	30,000	30,000	*
John P. Ritchie and Marianne Ritchie	2,000	6,000	6,000	*
Seckin Unlu	10,000	30,000	30,000	*
Ben L. Manny	2,000	6,000	6,000	*
Mark S. Eason	1,200	3,600	3,600	*
Stephen T. Cramer	1,000	3,000	3,000	*
Joseph J. McLaughlin, Jr.	15,000	45,000	45,000	*
Richard A. Jacoby	15,000	45,000	45,000	*
Gregory W. Nelson and Judy C. Nelson	10,000	30,000	30,000	*
Graham J. Richards	1,000	3,000	3,000	*
Ronald D. Mogel	5,000	15,000	15,000	*
James W. Robertson GST Trust	6,000	18,000	18,000	*
Daniel H. Stinger	760	2,280	2,280	*
Murray W. Grigg	12,000	36,000	36,000	*
David E. Hallberg	1,200	3,600	3,600	*
Eric D. Mathias	5,000	15,000	15,000	*
Keith D. Camp	4,000	12,000	12,000	*
Patrick R. Discepola	2,000	6,000	6,000	*
Charles R. Cecil	4,000	12,000	12,000	*
Gerald L. Meyr	3,000	9,000	9,000	*
Joseph E. Simmons and Kathleen K. Casey	2,000	6,000	6,000	*
Joseph G. Kump and Joan Kump	2,000	6,000	6,000	*
Fred J. Allegrezza	10,000	30,000	30,000	*

Dorothy Cox Paris Q-Tip Trust	1,300	3,900	3,900	*
Rock II, LLC	15,000	45,000	45,000	*
Anthony J. Spatacco, Jr. and Gloria A. Spatacco	5,000	15,000	15,000	*
Hugh W. Richardson	500	1,500	1,500	*
Johan M. Gedda	10,000	30,000	30,000	*
ACT Capital Partners, L.P.	20,000	60,000	60,000	*
Larry L. Boss	2,000	6,000	6,000	*
Garry Higdem	2,000	6,000	6,000	*
Brett Granet	5,800	17,400	17,400	*
William Hewitt	700	2,100	2,100	*
Stanford Baratz Revocable Trust	5,000	15,000	15,000	*
John R. Lower	2,000	6,000	6,000	*
William R. Gangl	1,000	3,000	3,000	*
Denis Barry	800	2,400	2,400	*
Joseph P. Kalinoski	3,000	9,000	9,000	*
Thomas J. Banholzer	6,000	18,000	18,000	*
Larry D. Hunter	2,000	6,000	6,000	*
Brian Karasawa	1,000	3,000	3,000	*
Feather and Gay Family Living Trust	2,000	6,000	6,000	*
William R. Seybold	1,000	3,000	3,000	*
Michael R. Hamblett	24,500	73,500	73,500	*
Steven A. Heggelke	4,000	12,000	12,000	*
Herman D. Overbeeke	10,000	30,000	30,000	*
Gary L. Willoughby and Sarah R. Willoughby	6,000	18,000	18,000	*
Joe F. Lusk Revocable Trust	3,000	9,000	9,000	*
Wayne F. Tackabury	1,000	3,000	3,000	*
Steven M. Glass	2,500	7,500	7,500	*
Julian Blake	5,000	15,000	15,000	*
Gary R. Meteer	2,100	6,300	6,300	*
Alan D. Bradley	1,200	3,600	3,600	*
Joseph B. Ryan, Jr.	10,000	30,000	30,000	*
David Cowles	2,000	6,000	6,000	*
Matthew Blaser	2,320	6,960	6,960	*
Stephen Kulovits and Catherine Buggeln	928	2,784	2,784	*

Leonard Kahn	2,000	6,000	6,000	*
Jeffrey A. Covel	2,000	6,000	6,000	*
Paul M. Coplan	2,400	7,200	7,200	*
Gregory Herr and Carol Herr	1,000	3,000	3,000	*
Gerald J. L'Heureux and Debra K. L'Heureux	600	1,800	1,800	*
Peter Fink	3,000	9,000	9,000	*
Denno Family Limited Partnership	6,000	18,000	18,000	*
Kevin Crofton	5,000	15,000	15,000	*
Ravindranath V. Mahajan and Poonam Mahajan	500	1,500	1,500	*
Donald Eric Gates	15,000	45,000	45,000	*
Jeffrey M. Stoler(2)	3,000	9,000	9,000	*
William A. Zucker(2)	3,000	9,000	9,000	*
AS Capital Partners, LLC	25,000	75,000	75,000	*
Truk Opportunity Fund, LLC	22,500	67,500	67,500	*
SRG Capital, LLC	40,000	120,000	120,000	1.2%
OTAPE Investments, LLC	50,000	150,000	150,000	1.5%
Truk International Fund, LP	2,500	7,500	7,500	*
Michael J. Maloney	5,000	15,000	15,000	*
Chris Fischler	1,000	3,000	3,000	*
Richard F. Sands 1999 Family Trust DTD 12/20/1999(3)	17,200	17,200	17,200	*
Richard F. Sands(3)	69,300	69,300	69,300	*
Wayde Walker(3)	19,000	19,000	19,000	*
Kevin Wilson(3)	6,500	6,500	6,500	*
Richard Brewster(3)	2,500	2,500	2,500	*
Rafael Vasquez(3)	2,500	2,500	2,500	*
Matthew Eitner(3)	2,500	2,500	2,500	*
Matthew Richard McGovern Living Trust Dated 7/28/2000(3)	58,466	58,466	58,466	*
Nathaniel Clay(3)	2,000	2,000	2,000	*
William Poon(3)	2,061	2,061	2,061	*
Shraga Faskowitz(3)	2,000	2,000	2,000	*
Richard Michalski(3)	1,000	1,000	1,000	*
Brian Smith(3)	1,000	1,000	1,000	*
James Ahern(3)	1,000	1,000	1,000	*

Scott Kenneth Steele(3)	500	500	500	*
Anthony Miller(3)	500	500	500	*
Alan Feldman(3)	1,000	1,000	1,000	*
Charles Savage(3)	5,000	5,000	5,000	*
David Bloom(3)	250	250	250	*
Matthew E. Donohue(3)	250	250	250	*
David Roth(3)	1,440	1,440	1,440	*
Thomas Gaito(3)	475	475	475	*
Kent Mitchell(3)	250	250	250	*
Ian O'Brien Rupert(3)	500	500	500	*
Jonathan Gutman(3)	16,800	16,800	16,800	*

*
Less than 1%

(1)
Computed on the basis of the 9,888,403 shares of Common Stock outstanding on April 27, 2004.

(2)
Persons that are members of Gadsby Hannah LLP, counsel to the Company.

(3)
Persons that are employees or affiliates of Casimir Capital L.P., the placement agent for the private placement offering completed on March 31, 2004, as described below in the subheading "Recent Sales of Unregistered Securities" on page II-3 of this Registration Statement.

DESCRIPTION OF COMMON STOCK

        The following description of our Common Stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the Common Stock that we may offer under this prospectus. For the complete terms of our Common Stock, please refer to our amended and restated charter and amended and restated by-laws, which are incorporated by reference into the registration statement which includes this prospectus. The General Corporation Law of Delaware may also affect the terms of our Common Stock.

        Under our charter, our authorized capital stock consists of 20,000,000 shares of Common Stock, $0.01 par value per share. As of April 27, 2004, we had 9,888,403 shares of Common Stock outstanding. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Common Stock

        Voting.    For all matters submitted to a vote of stockholders, each holder of Common Stock is entitled to one vote for each share registered in his or her name on our books. Our Common Stock does not have cumulative voting rights. As a result, persons who hold more than 50% of the outstanding Common Stock can elect all of the directors who are up for election in a particular year.

        Dividends.    If our board of directors declares a dividend, holders of Common Stock will receive payments from our funds that are legally available to pay dividends. No dividend has been declared by the Company since inception of its operations and there are no current plans to declare any dividends in the foreseeable future. The Company's current policy is to retain all of its earnings to finance future growth. In addition, pursuant to loan covenants contained in the Company's loan agreement with its commercial lender, the Company may not pay dividends without the commercial lender's prior approval.

        Liquidation and Dissolution.    If we are liquidated or dissolve, the holders of our Common Stock will be entitled to share ratably in all the assets, after satisfaction of any outstanding debt to our senior lender.

        Other Rights and Restrictions.    Holders of our Common Stock do not have preemptive rights, and they have no right to convert their Common Stock into any other securities. Our Common Stock is not subject to redemption by us. Our amended and restated charter and amended and restated by-laws do not restrict the ability of a holder of Common Stock to transfer his or her shares of Common Stock. When we issue shares of Common Stock under this prospectus, the shares will be fully paid and non- assessable and will not have, or be subject to, any preemptive or similar rights.

        Listing.    Our Common Stock is listed on the Over the Counter Bulletin Board Market.

        Transfer Agent and Registrar.    The transfer agent and registrar for our Common Stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016.

Certain Effects of Authorized but Unissued Stock

        We have shares of Common Stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on the capital stock. The existence of unissued and unreserved Common Stock may enable our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management.

Delaware Law And Charter And By-Law Provisions

        Business Combinations.    We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock.

        Limitation of Liability; Indemnification.    Our amended and restated charter contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our amended and restated by-laws contain provisions to indemnify our directors and officers to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware. These provisions do not limit or eliminate our right or the right of any stockholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

        Stockholder Action; Special Meeting of Stockholders.    Our amended and restated by-laws also provide that any action required or permitted to be taken by our stockholders may be taken at a duly called annual or special meeting of stockholders, or by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. In addition, our amended and restated by-laws provide that special meetings of stockholders may be called only by the board of directors, the chief executive officer or the secretary at the request in writing of stockholders owning a majority in amount of the entire capital stock of the Company issued and outstanding and entitled to vote. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities.

LEGAL MATTERS

        For the purposes of this offering, Jack M. Swig, Vice President of Corporate Development and General Counsel of MFIC Corporation, is giving an opinion on the validity of the shares.

EXPERTS

        Brown & Brown, LLP, independent auditors, have audited our consolidated financial statements as of December 31, 2003, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2003, included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement.

        Our financial statements are incorporated by reference in reliance on Brown & Brown, LLP's report, given on its authority as an expert in accounting and auditing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        During 2003 and 2002, the Company leased a facility in South Haven, Michigan from B-2 Enterprises, Inc. This entity is owned and controlled by Messrs. J.B. Jennings and Bret A. Lewis, former principal shareholders. In 2003 and 2002, the Company paid B-2 Enterprises, Inc. approximately $63,295 and $102,180 in rent, respectively.

DESCRIPTION OF BUSINESS

The Technology:

        The Company's Microfluidizer materials processor equipment is based on patents and related technology that were licensed by the Company from Arthur D. Little & Co. in 1983 and subsequently purchased by the Company in 1985. The Company holds two United States patents related to the apparatus and process used to intimately mix liquids and disperse particulate solids in microemulsions. See "Patents and Proprietary Rights Protection."

        The Microfluidizer material processor differs from conventional mechanical mixing and processing technologies in that it utilizes highly pressurized product streams that travel in precisely defined microchannels and collide at ultra-high velocities in a small, confined space. There are no moving parts in this mixing and collision zone ("Fixed Geometry"). Combined forces of shear and impact which in the fixed geometry design act upon products to create what the Company believes are finer, more uniform, and more reproducible dispersions and emulsions than can be produced by any other means.

        The Company's Microfluidizer processor technology is used in materials processing and product formulation to mix materials that are normally very difficult to mix. The Microfluidizer processor technology allows manufacturers in the chemical, pharmaceutical, biotechnology, cosmetic, and food processing industries to produce higher quality products with better characteristics on a more consistent basis than with other blending, mixing, or homogenizing techniques. Additionally, the equipment is used for cell disruption to harvest the cultivated contents of animal and/or plant cells and for liposomal encapsulation of materials for the cosmetics and biotech/ biopharma industry.

Commercial Applications:

        The Microfluidizer processor equipment can be used to mix and formulate stable emulsions, dispersions and liposomes, and for cell disruption.

        Emulsions are homogenous mixtures of oil and water components (or other normally immiscible components), which, if mixed properly, do not readily separate. Emulsions comprise many products, such as food additives, medicines (including injectable drugs), photographic films, and polymers. The Company believes that, generally, an emulsion processed with Microfluidizer processor equipment will exhibit improved stability and require reduced concentrations of costly emulsifying agents that are otherwise needed to enhance product stability.

        Dispersions are mixtures of fine solids suspended in liquid so that the two do not separate readily after processing. Similar to emulsions, dispersions are used in a variety of consumer and industrial products, including pigments, medicines (including injectable drugs), paints and inks, iron oxide for magnetic tapes, phosphorescent coatings for TV screens and fluorescent lamps, barium titanate for capacitors, toners and inkjet inks.

        Liposomes are biodegradable cell-like structures, formed from materials such as cholesterol and lecithin, which can be used to encapsulate medications or nutrients. Pharmaceutical and cosmetic manufacturers use liposomes as a delivery system to target active ingredients for specific anatomical sites and to prolong their efficacy. To date, liposomes have been used commercially in two predominant applications: medical diagnostic agents and cosmetics. Applications include the encapsulation of dye to be used as a marker in medical diagnostic tests and the encapsulation of ingredients for deeper skin penetration, or time-release control, as well as pharmaceutical, food and specialized agricultural applications.

        In the biotechnology industry, Microfluidizer processor equipment is currently used to harvest, by cell rupture, the contents of bacteria and mammalian plant or animal cells. The precision with which the Microfluidizer processor equipment can be used to break up materials allows the encapsulating cell wall to be ruptured without damage to or contamination of the cell contents. The Microfluidizer processor equipment minimizes the amount and presence of cell wall debris and eliminated grinding media contamination, thus minimizing downstream processing requirements.

        The Microfluidizer equipment is generally used in commercial applications where a scientist, formulator or chemist is trying to develop or improve a product formulation for an expensive, high value-added end product. Microfluidizer processor equipment is initially employed in a research laboratory, with the equipment subsequently being used in scaleup to pilot scale production of new or improved products, and ultimately, for full production scale volumes as the improved product comes to market. From laboratory to production, it has been demonstrated that the volume of products processed range from less than one quarter of a gallon per minute to 18 gallons per minute.

        The Company currently manufactures and markets the following lines of equipment:

        The HC Series:    The HC Series, also known as "Homogenizers," is a laboratory-scale series of equipment that is intended to impart moderate levels of energy into a customer's product with greater flow rates than the more energy intensive Microfluidizer processor devices. Operating pressures of products in the Company's HC Series can range from under 500 psi to as high as 8,000 psi, and will process as much as two liters of fluid per minute.

        The M-110 Series:    The M-110 Series, is a laboratory product line that operates with available laboratory air and is designed primarily for research and development applications. Standard models can generate pressures as high as 25,000 psi and have a product flow rate on the order of one-half liter per minute. The M-110EH includes an on-board electric hydraulic pump system for high performance "lab scale" micro-mixing at processing pressures up to 25,000 psi and flow rates up to 450 ml/min. It has numerous standard features and options including explosion-proof motors and steam sterilization.

        The M-140 Series:    The M-140K Series, is a laboratory-scale unit developed for customers in the chemical, biotechnology, pharmaceutical, cosmetic and food processing industries that require elevated operating pressures and higher shear forces to achieve better performance. The M-140K can achieve operating pressures up to 40,000 psi. The M-140K has a built-in hydraulic system and utilizes a bi-directional intensifier pump that provides a highly uniform pressure profile. It has been designed with many accessories and options including an explosion proof motor, control package, and solvent seal quench.

        The M-210 Series:    The M-210 Series is a pilot unit and is primarily marketed to pharmaceutical, cosmetic and food product manufacturers who have created a successful new or improved formulation on the M-110 Series unit and would like to increase their production capacity. The M-210 Series unit is typically used for testing formulations at greater volume levels before initiating full-scale production. For some customers (such as pharmaceutical product manufacturers), the M-210 Series may have the capacity to function as a production unit.

        The M-700 Series:    The M-700 Series was introduced at the end of fiscal 1998 and was initially designed, engineered, and constructed for use in "rugged" industrial environments such as coatings, paints and pigments research and manufacturing. This product line was especially designed to withstand such hazards as dust, grease, and water spray. Through use of our own proprietary designed intensifier pump and other components, the system has also proven to be more cost-effective in many user applications.

        More recently, because of the market demands of the pharmaceutical, biotech and cosmetic industries, the M-700 product line was upgraded to all stainless steel construction, and meets Good Manufacturing Practices (GMP) requirements. (See discussion under heading "Government Regulations".) It also offers steam in place (SIP) and clean in place (CIP) options.

        The M-700 Series equipment is available in a variety of configurations and flow rates depending upon motor size and the number of intensifier pumps. On the low end of the spectrum is the 15 HP, single intensifier pump M-7115 machine with flow rates ranging from 1.0 gpm at 10,000 psi to 0.4 gpm at 30,000 psi. The next size up is the 25 HP, single intensifier pump, M-7125 machine with flow rates ranging from 2.0 gpm at 10,000 psi to 0.6 gpm at 30,000 psi. Until September 30, 2003, the largest offering of the M-700 series product line was the 50 HP, dual intensifier pump M-7250 machine with flow rates ranging from 4.0 gpm at 10,000 psi to 1.2 gpm at 30,000 psi.

        On September 30, 2003, Microfluidics introduced a new addition to the M-700 series product line, the 100 HP, dual intensifier pump, Model M-710 machine with flow rates ranging from 12 gpm at 4,000 psi to 3.0 gpm at 30,000 psi. This model has the equivalent throughput of the larger and more expensive M-610-100 H.P model.

        All M-700 series machines are offered with the capability of operating at 40,000 psi. Additionally, during 2003 the Company introduced several new options and equipment features to the M-700 series product offerings including:

  (i)
  The M-700 Microfluidizer Containment System, which is utilized for the processing of highly toxic cancer drugs and other hazardous materials. The first such recently installed system is now producing pharmaceutical product.

  (ii)
  The M-700 Microfluidizer Split System (separating the power source from the mixing/processing apparatus) accommodates demands of limited space within clean rooms and for noise abatement within pharmaceutical production facilities. In conjunction with this system, the Company also introduced a Level II Steam Sterility Option for all pilot and production systems used for production of injectable and other pharmaceuticals. This option enables compliance with stringent regulatory production requirements. The Company has delivered such a system to a pharmaceutical manufacturer.

  (iii)
  Ultra Clean in Place (UCIP) option, which improves the ability to clean in place (CIP) Microfluidizer processor systems between product batch runs or before storage. This capability differentiates our Microfluidizer materials processor systems from all other competitive products. Several pilot and production systems incorporating this option have already been delivered.

        The M-610 Series:    The M-610 Series consists of custom-built models used for large-scale production. These units have flow rates of up to 18 gallons per minute and generate operating pressures up to 40,000 psi. Generally, these models are available in 25 HP, 50 HP, 75 HP, 100 HP, and 200 HP.

        Multiple Stream Mixer/Reactor (MMR):    The Company has introduced its patented Multiple Stream Mixer-Reactor (MMR) system as a continuous chemical reactor, which the Company believes may become a standard device for conducting chemical reactions, many of which can be configured to produce nanoparticles. This system produces uniform nanoparticles with phase purity previously unachievable with conventional batch reaction technology. This degree of reaction chemistry control can lead to cost-effective product improvements and the development and manufacture of new nanomaterials in scalable quantities. Applications for the new technology include improving the performance of catalysts, planarization polishing media, superconductors, abrasive silica, recording media, photographic media and pigments. It also may be used in the development and production of unique pharmaceutical products. The Company is proceeding with projects involving other companies seeking to optimize or enable drug delivery, catalysts and coatings products, as well as an internal program on nanopolymer creation for drug delivery and other applications. The Company anticipates making delivery of its first MMR laboratory development systems (in the $200,000–$250,000 sales price range) in 2004, with production systems (in the $750,000–$1,500,000 sales price range) in 2005. The Company believes that the MMR systems and technology make it a leader in the provision of systems for continuous production of uniform, reproducible, microparticles, nanoparticles and nanodroplets.

Morehouse-COWLES Division:

        On February 9, 2004, pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement") dated February 5, 2004 between MFIC Corporation ("MFIC") and a wholly owned subsidiary of NuSil Corporation, a California corporation ("NuSil"), MFIC sold substantially all of the assets and selected liabilities of its Morehouse-COWLES Division (the "Division"), to NuSil. Other than NuSil's prior purchases of products from the Division, there were no preexisting relationships between MFIC and NuSil.

        Prior to February 9, 2004, the Company-operated Morehouse-COWLES Division manufactured grinding and dispersing equipment used in a broad number of industries including the coatings and ink industries. The products included high-speed single and multi-shaft dissolvers and dispersers, stone mills, and vertical and horizontal media mills. As one of the early inventors of dispersers, dissolvers, stone mills, and media mills, the one hundred-year-old COWLES name is an industry-accepted symbol of quality, reliable products. The Morehouse-COWLES Division manufactures products that are generally used for blending, mixing, deagglomeration and dispersion of paints and coatings, inks, adhesives, sealants, and pigment dispersions. These applications are more conventional whereby the formulations are less expensive to produce and the volumes of product produced are large. The Morehouse-COWLES product lines are used in broader, high volume, lower value-added applications requiring less stringent particle size reduction.

        The Morehouse-COWLES equipment is used independent of the Microfluidizer processor equipment in the preparation of many industrial fluid formulations where the desired product characteristics do not require the sub-micron size of particles created through treatment with the Microfluidizer materials processor.

Epworth Mill Division:

        Prior to October 1, 2000, the Company's Epworth Mill Division products consisted of ball mills and horizontal media mills. The division was also engaged in the sale and distribution of grinding media. Ball mills are used in coarse grinding application of liquid slurries such as ore from mines or coarse slurries of material that will later be processed into finer slurries. Ball mills use large media in a horizontal rotating cylindrical vessel to crush and grind the product being processed. The patented Zinger horizontal media mill utilizes a unique design for grinding and dispersing solid materials in a liquid carrying medium. The design is based upon established rotating, horizontal shaft technology but adds the unique capability of enhanced mechanical activity between the grinding media and the product formulation. The enhanced mechanical activity is achieved through a unique combination of specially designed rotors and containment vessels. In comparison to traditional horizontal media mills, the Zinger media mill technology has demonstrated significantly improved productivity in terms of greater volumes of product processed at acceptable quality than the comparably sized and priced horizontal media mills. On July 24, 2000, the Company announced that it would transfer the manufacturing and sale of its Zinger horizontal media mills from its Michigan-based Epworth Mill Division to the Morehouse-COWLES Division plant in Fullerton, California. The transfer began on October 1, 2000, and was completed in the fourth quarter of fiscal 2000.

        On September 30, 2000, the Company ceased operations of the Ball Mill repair business and decided to sell its Ball Mill operation conducted at the Epworth Mill Division through a broker. On April 13, 2001 the Company concluded the sale of the assets of the division's operation for $200,000 in cash and a promissory note, which resulted in a loss on the sale of these assets of approximately $53,000.

Marketing and Sales:

        The Company's marketing and sales activities are conducted through a corporate marketing and sales group that is responsible for the worldwide marketing and sales of all products.

        Marketing programs include media advertising, a website, direct mail, seminars, trade shows and telemarketing. In addition, the Company has an active program of field demonstrations, as well as demonstrations to potential users in the Company's applications laboratories located in Newton, Massachusetts, Fullerton, California, and Lampertheim, Germany. Distributors and sales agents worldwide are supported with trade advertising, collateral literature and trade show materials. The distributors and sales agents also advertise directly on their own behalf and attend regional and international trade shows. As an aid to the marketing and sales activity for the equipment, the Company provides prospective customers with access to its applications laboratories. These laboratories provide free processing and particle size and distribution analysis of a prospective customer's sample formulation. Additionally, a prospective customer may pay for subsequent laboratory time and services on a fee for services basis, which includes equipment rentals.

        The Company sells its equipment in the United States through a network of independent manufacturer's representative firms who are managed by the Company's regional sales managers. In Canada, the Company has an exclusive distributor for the Company's product line. In Europe, the Company sells its equipment through a network of independent regional sales agents and distributors who are managed by the Company's European Sales organization. In Asia and the Pacific Rim, the Company sells through a network of distributors and independent manufacturer's representative firms. Customers in other geographical regions are assisted directly by Company sales staff.

Customers:

        The users of the Company's Microfluidizer® processor systems are in various industries, including the chemical, pharmaceuticals, food, cosmetic and biotechnology industries. Two customers accounted for 21% and 11%, respectively, of the revenues from continuing operations in 2003. Two customers accounted for 18% and 16% of the revenues from continuing operations in 2002, respectively. Two customers accounted for 17% and 10% of the trade accounts receivable from continuing operations as of December 31, 2003, respectively, and one customer accounted for 13% of the trade accounts receivable as of December 31, 2002. A reduction or delay in orders from these or other significant customers could have a material adverse effect on the Company's results of operations. No customer accounted for more than 10% of the Company's revenues in 2001.

Competition:

        The patented materials processor equipment product line of Microfluidizer® high shear fluid processors has direct competition in its major markets, including pharmaceutical and coatings/chemical applications, but management believes that the Company's products have larger installed bases and competitive performance advantages over products of our competitors. The Company believes that the Microfluidizer processor equipment product line offers the highest shear forces available in the process equipment market today. It has been proven in many instances that for critical formulations Microfluidizer processors produce better quality products for our customers.

        The M-700 Series of fluid processors, together with the M-210 and M-610 product lines, provide high shear fluid processing capabilities for sanitary, sterile, and industrial applications. The Company believes that the Microfluidizer processor product line provides a distinct advantage over the product lines of our competitors with respect to the processing of abrasive slurries or solids dispersed in liquids in large part because of the Company's unique, wear-resistant, diamond interaction chamber and the special design of the intensifier pumping system.

        The MMR systems may encounter significant competition and there are other companies that possess patents and claims to equipment or processes that claim to make production quantities of nanoparticles. At least one of these companies, Five Star Technologies Inc. ("Five Star"), has raised significant investment capital from venture capital sources ($4.5 million in its second round) for its patented technology. Five Star claims the use of hydrodynamic cavitation to achieve production or nano and micro materials. Five Star also claims that its process is inherently scalable. Although the Company believes that its MMR system is superior in design and function there can be no assurance that Five Star, or others, will not pose a competitive impediment to sales of the Company's MMR system.

        The Company faces, and will continue to face, intense competition from other companies who manufacture and sell fluid processing systems. The Company is subject to significant competition from organizations that are pursuing technologies and products that are similar to the Company's technology and products. The Company's future success will depend in large part on its maintaining its current technologically superior product line and competitive position in the fluid processing systems field. Rapid technological development by the Company or others may result in the Company's products or technologies becoming obsolete before the Company recovers the expenses it incurs in connection with their development. Products offered by the Company could be made obsolete by less expensive or more effective technologies. There can be no assurance that the Company will be able to make the enhancements to its technology necessary to compete successfully with newly emerging technologies. The Company expects competition to intensify in the fluid processing systems field as technical advances are made and become more widely known.

Research and Development:

        The Company's research and development efforts are focused on: (i) developing new processing applications for the process industries and further enhancing the functionality, reliability and performance of existing products, and (ii) development of the Multiple-Stream High Pressure Mixer/Reactor (MMR) by: (a) working with customers who assist in the development of the system with both application knowledge and financial support, and (b) internal development program relating to interaction chamber design and creation of a variety nanomaterials. There can be no assurance that the Company will be able to meet the enhancement challenges posed by applications of its core Microfluidizer processor business. Likewise there can be no assurance that the Company will be able to design and manufacture chambers for its MMR applications that will deliver the desired result for specific applications. Research and development costs for continuing operations were $785,849, $583,683, and $537,428 in 2003, 2002, and 2001, respectively. Patent coverage for the MMR has been obtained both in the United States and in Europe (with national entry in process) and is prosecuting the patent application in Canada.

Cooperative Research Arrangements:

        The Company subsidizes research and development activities centered around Microfluidizer processor technology at a number of research centers and universities. The Company's subsidy of these activities takes the form of substantial reduction or elimination of the customary rental charges for the Microfluidizer processor equipment provided for use. The Company has, in past years, subsidized research and development in the following fields at the following universities: The University of Massachusetts, Lowell—biotechnology; Lehigh University—polymer chemistry; Université Laval (Quebec)—food science; Worcester Polytechnic Institute (WPI)—catalytic chemistry; and Purdue University—pharmaceuticals. In addition to their research activities, these universities provide the Company with contacts at industrial companies that may utilize the Microfluidizer processor technology. Additionally, on occasion, research reports, technical papers, and doctoral theses may be published, which document the use of Microfluidizer processor technology. Finally, the Company engages in many informal co-operative development efforts with its customers.

        In addition to providing subsidies, the Company has, in the past, entered into a research arrangement with Worcester Polytechnic Institute (WPI). The Company commenced supported research and development at WPI in 1988 and continued such support until the mid 1990's. In 1992, the Company entered into a cooperative venture with WPI to develop, patent and license for WPI, for its commercial applications, the Microfluidizer processor technology in the following fields: (i) the production of catalysts used in chemical and petroleum processing; (ii) the manufacture of advanced ceramic materials; and (iii) the destruction of volatile organic compounds and other organic contaminants in process waste water. The Company and WPI applied for United States and foreign patents in 1992 and 1993, respectively, which cite the Microfluidizer processor technology as enabling the above process technologies. The two applied-for United States patents were both granted and issued to WPI in the United States in 1995. In 1996 one applied for patent was granted to WPI in France for European entry in the Patent Cooperation Treat (PCT) countries. The program is inactive at this time.

Patents and Proprietary Rights Protection:

        To protect its proprietary rights, the Company relies on a combination of U.S. patent and trademark laws, trade secrets, confidentiality agreements, contractual provisions and technical means. In the event of patent infringement or breach of confidentiality, there can be no assurance that these measures will be adequate or that the Company will have sufficient resources to prosecute or prevail in an action against a third party. In addition, the Company has not sought patent or trademark protection for its Microfluidizer processor equipment's interaction chamber in any country other than the United States and, as such, its proprietary rights are not subject to the protection of patent or trademark laws of foreign countries where the Company's equipment is sold. The Company's Microfluidizer processor equipment process patent expires on March 13, 2007 and its device patent expired on August 6, 2002. The Company does not believe that the expiration of its patent will result in any material detriment to the Company since the Company has made many alterations, improvements and advances to its equipment over the years with such modification and innovations having been treated by the Company as trade secrets. In 1997 the Company completed development of a novel adaptation of its Microfluidizer processor equipment—a Multiple Stream High Pressure Mixer/ Reactor (MMR). In August 1997, the Company filed a patent application for the device and its processes with the United States Patent and Trademark Office (USPTO), and filed a Patent Cooperation Treaty (PCT) application on May 5, 1998. In July and November 2000, the USPTO issued to the Company notices of allowances of utility patent claims regarding the MMR and the use thereof. On September 18, 2002, the European Patent Office advised the Company it would grant its MMR patent substantially as applied for, including its device and process claims. The Company is in the process of pursuing national entry in France, Germany, Italy, The Netherlands, and the United Kingdom. The Company is prosecuting its MMR patent in Canada.

        The Company maintains confidentiality agreements with its employees and also maintains confidentiality agreements and non-competition agreements with those third parties to whom it discloses non-public technical information relating to its equipment. The Company believes that enforcement of the provisions of such agreements should adequately protect the Company's proprietary information. However, in the event of a material breach of such agreements certain of the Company's valuable intellectual property may be disclosed to third parties (including competitors). In such event, despite provisions for equitable relief and damages in the event of such breaches the Company may suffer competitively and be materially impacted negatively as a result of such unauthorized disclosure.

Manufacturing:

        At present, the Microfluidics Division subcontracts the manufacture and/or machining and finishing of many of the components of its equipment to third parties, with the Company undertaking the remaining fabrication, assembly and performance testing. The Microfluidics Division has selected certain primary suppliers based upon pricing terms, quality of their products, and the vendor's performance record. The Company believes that there are adequate available alternate manufacturing sources and suppliers for all of its components and raw materials requirements.

        The loss of any primary supplier could have a material, adverse effect on the Company's business, financial condition, or results of operations. Therefore, the Company has identified alternative suppliers for its most critical components of its equipment ("Alternative Sources"). There can be no assurance that a transition to such Alternative Sources will not entail transitional delays, quality assurance and quality control difficulties, on time delivery problems, any or all of which would likely have an impact on the Company's production of equipment and may have a material adverse effect on the Company's business, financial condition, or results of operations.

Key Management/Personnel:

        The Company's continued operation, innovation and growth are to some significant degree reliant on the continued services of its key executive officers and leading technical personnel. The Company does not maintain employment contracts with its key management or leading technical personnel. Though the Company believes that it can identify and recruit replacement key management and technical personnel, there can be no assurance as to such availability, the length of time required to obtain such replacement management and technical personnel, the salary level that may have to be paid to obtain their respective services, or the impact on operations that may be experienced through the interim absence of such key management and technical personnel. The loss of key management or leading technical personnel could, therefore, have a material adverse effect on the Company's business, financial condition, or results of operations.

Government Regulation:

        Certain of the Company's customers utilize the Company's products in processes and production that are subject to governmental regulation. For example, the manufacturing and marketing of pharmaceutical products may require the approval of the Food and Drug Administration (FDA) within the United States and of comparable agencies in foreign countries. The FDA has established mandatory procedures, safety standards and protocols that apply to the manufacture, clinical testing and marketing of new pharmaceutical products in the United States. The process of seeking and obtaining FDA approval of a new product often takes a number of years and often involves the expenditure of substantial resources by the Company's customers. The FDA approval process can result in long lead times that are attendant to manufacturing equipment orders for these applications.

        Further, in addition to product approvals, the FDA imposes requirements as to manufacturing practices, record keeping and reporting (Good Manufacturing Practices or GMP). GMP-regulated companies are subject to inspections by the FDA (inclusive of Microfluidizer processor equipment) and product approvals may be withdrawn if GMP are not met.

        At present, the Company's customers include companies who are making FDA approved drugs, preparations, and products (example: x-ray film) for external use and companies who utilize Microfluidizer processor equipment for the formulation or production of FDA approved parenteral (injectable) drugs or compounds.

        For the Company's equipment entering Europe, CE compliance (Regulatory Compliance with European Safety Standards) is required. All products manufactured by the Microfluidics Division are CE compliant.

        Various laws, regulations and recommendations relating to safe working conditions, laboratory practices and the purchase, storage, movement, import and export, use and disposal of harmful or potentially harmful substances that may be used in connection with the Company's research work are, or may, be applicable to its activities. These laws include, among others, the United States Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, national restrictions on technology transfer, import, export and customs regulations and other present and possible future local, state or Federal regulation. The extent of adverse governmental regulation, which might result from future legislation or administrative action, cannot be accurately predicted. Certain agreements that may be entered into by the Company involving exclusive license rights may also be subject to national or supranational antitrust regulatory control, the effect of which cannot be predicted.

        To date the Company has not been effected by any United States governmental restrictions on technology transfer, import, export and customs regulations and other present local, state or Federal regulation. The extent of adverse governmental regulation, which might result from future legislation or administrative action, cannot be accurately predicted. In particular, H.R. 3162 enacted on October 21, 2001 (the "Patriot Act") and other governmental regulation may impose export restrictions on sale of equipment or transfer of technology to certain countries or groups. There can be no assurance that sale of the Company's equipment will not be impacted by such legislation or designation. Depending upon which countries and sales may be designated for trade restriction such action could have a material adverse effect on the Company's business, financial condition, or results of operations. Also, certain agreements that may be entered into by the Company involving exclusive license rights may also be subject to national or supranational antitrust regulatory control, the effect of which cannot be predicted.

Backlog:

        The Company's sales order backlog related to continuing operations of accepted and unfilled orders at April 16, 2004, and March 14, 2003 was approximately $3,034,000 and $3,146,000, respectively. Backlog as of any particular date should not be relied upon as indicative of the Company's net revenues for any future period.

Employees:

        The Company has approximately 41 full-time employees as of April 27, 2004. None of the Company's employees are covered by a collective bargaining agreement, and the Company considers its relations with its employees to be satisfactory. The Company believes that its future success will depend in large part on its ability to attract and retain highly skilled employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Certain Factors And Cautionary Statement Regarding Forward-Looking Statements

        Management believes that this report contains forward-looking statements that are subject to certain risks and uncertainties including statements relating to the Company's plan to achieve, maintain and/or increase revenue growth and/or operating profitability, and to attain net operating profitability. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results achieved by the Company to differ materially from those described in the forward-looking statements. The Company cautions investors that there can be no assurance that the actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including but not limited to, the following risks and uncertainties: (i) whether the performance advantages of the Company's Microfluidizer materials processing equipment will be realized commercially or that a commercial market for the equipment will continue to develop, (ii) whether the Company will have access to sufficient working capital through continued and improving cash flow from sales and ongoing borrowing availability, the latter being subject to the Company's ability to comply with the covenants and terms of the Company's loan agreement with its senior lender, (iii) whether the Company's expectation that the benefits of nanotechnology will, in part, be realized by the ability of the MMR to produce innovative materials in large quantities, and (iv) whether the Company is able to increase the number of prototype MMR placements and then manufacture and introduce commercial production MMR equipment.

Critical Accounting Policies

        The Company considers certain accounting policies related to revenue recognition and related receivables as well as the valuation of inventories to be critical policies due to the estimation processes involved in each.

Revenue Recognition    The Company's policy is to recognize revenue from sales of machines and spare parts upon shipment to our customers and the fulfillment of all contractual terms and conditions, pursuant to the guidance provided by Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), issued by the Securities and Exchange Commission.

        Rental income from the lease of equipment is recognized on a straight-line basis over the term of the lease agreement.

        Judgments are required in evaluating the creditworthiness of our customers. In all instances, revenue is not recognized until the Company has determined that collection is reasonably assured.

        Should changes in conditions cause management to determine the aforementioned criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Allowance for Doubtful Accounts    The Company's policy is to maintain allowances for estimated losses resulting from the inability of our customers to make scheduled payments. The Company regularly evaluates the collectibility of our trade receivable balances based on a combination of factors. When a customer's account balance becomes past due, we initiate dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to us, we record a specific allowance to reduce the related receivable to the amount we expect to recover given all information presently available.

        The Company believes our reported allowances are adequate as of December 31, 2003 and 2002. If the financial condition of our customers were to deteriorate, however, resulting in their inability to make payments, the Company may need to record additional allowances, which would result in additional expenses being recorded for the period in which such determination was made.

Inventory Valuation    The Company values its inventory at the lower of cost or net realizable value on a first-in-first-out method. Management regularly evaluates inventory quantities on hand and records a provision for obsolete or excess inventory levels greater than those of anticipated usage in the subsequent two years. There are external factors that may require an adjustment to the anticipated demand including, but not limited to, technological changes in our markets, our ability to meet changing customer requirements, competitive pressures in products and prices, and the availability of key components from our suppliers. Purchasing requirements and alternative usage avenues are explored within these processes to mitigate inventory exposure. When recorded, our Company's reserves are intended to reduce the carrying value of our inventory to its net realizable value.

Impairment    It has been the Company's policy to review the carrying values of long-lived assets and amortizable intangibles for impairment whenever an event or changes in circumstances indicated that the carrying amount of an asset may not be recoverable.

Product Warranties    The Company's products are generally sold with a twelve month warranty provision that require us to remedy deficiencies in quality or performance of our products at no cost to our customers only after it has been determined that the cause of the deficiency is not due to the actions of the machine operator or product used in the machine.

Fiscal 2003 Compared to Fiscal 2002

        In 1998, the Company purchased the assets and liabilities of Morehouse-COWLES Inc. (the "Morehouse-COWLES Division"). This was undertaken to complete a strategic combination with the Microfluidics Division, in order to enhance the Company's position in the coatings market, which, at the time, was the dominant part of the Company's business.

        Since that time, the direction of the core business of the Company changed significantly from coatings to other areas, (in particular the Health Care sector). The Company determined that it could no longer support the previous strategic plan and the Company, therefore, prepared a plan to divest the Morehouse-COWLES Division.

        It was expected that the sale would positively impact the Company's cash flow, and would allow the Company to focus on the core business, and expand its sales and marketing resources for the Company's Microfluidizer processor systems line, and promote its new MMR nanoparticle production systems.

        During the fourth quarter of 2003, management committed to a plan to sell substantially all the assets and associated liabilities of the Morehouse-COWLES Division. Accordingly, at year end, the Company reported the division as discontinued operations and reclassified the assets and associated liabilities as available for sale. The search for a buyer eventually resulted in NuSil Corporation, a California corporation ("NuSil") making an offer in December 2003 to purchase the Morehouse-COWLES Division's assets and related liabilities at a price that was acceptable to the Company.

        On February 9, 2004, pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement") dated February 5, 2004 between MFIC Corporation ("MFIC") and a wholly owned subsidiary of NuSil, MFIC sold substantially all of the assets and selected liabilities of the Morehouse-COWLES Division to NuSil. Other than NuSil's prior purchases of products from the Morehouse-COWLES Division, there were no preexisting relationships between MFIC and NuSil.

        The assets of the Morehouse-COWLES Division that were sold included accounts receivable, furniture, fixtures and equipment, inventory and supplies, books and records, bids, contracts, prepaid expenses, leases, intellectual property, goodwill, domain names and claims, all as described in the Asset

Purchase Agreement (collectively, the "Assets"). In addition, certain rights and obligations arising after February 9, 2004 under the Morehouse-COWLES Division's PacifiCare Group Health Insurance Policy were assigned. The Morehouse-COWLES Division's cash or cash equivalents on hand on February 9, 2004 were excluded from the assets being sold. Under the Asset Purchase Agreement, the Morehouse-COWLES Division's executory obligations under certain contracts and bids, and the Morehouse-COWLES Division's accounts payable as of February 9, 2004 in the amount of $623,240, were assumed by NuSil.

        The purchase price (other than the assumption of accounts payable described in the preceding paragraph) paid under the Asset Purchase Agreement was $918,238. Of the purchase price, $768,238 (the "Closing Cash") was paid in cash, $100,000 was paid in the form of a Promissory Note (the "Purchase Note") and $50,000 (the "Holdback Payment") was withheld for payment at a future date subject to any purchase price adjustments and offsets, as provided for in the Asset Purchase Agreement.

        The Closing Cash was paid directly to PNC Bank, National Association ("PNC"), to be applied to MFIC's outstanding balance under MFIC's Revolving Credit Loan with PNC (the "Revolving Credit Loan").

        The aforementioned Purchase Note bears interest at 5 percent per annum, is secured by the Assets pursuant to a Security Agreement dated February 5, 2004 (the "Security Agreement") between the parties and is subject to certain offsets as provided in the Asset Purchase Agreement. Principal and interest on the Purchase Note are payable on February 9, 2005, unless there is a claim for an offset as allowed for under the Asset Purchase Agreement, which claim might delay final payment of amounts due under the Purchase Note until final resolution of any such claim under the procedures outlined in the Asset Purchase Agreement.

        Pursuant to the Asset Purchase Agreement, MFIC entered into a Noncompetition and Nonsolicitation Agreement, dated February 5, 2004, which limits MFIC's ability to compete with the business of the Morehouse-COWLES Division for a period of five years.

        The sale generated a loss of approximately $1,400,000. Due to the sale of the Morehouse-COWLES Division, goodwill associated with the 1998 purchase of the Morehouse-COWLES Division in the amount of $2,100,000 has been impaired in 2003.

Results of Continuing Operations

        Total revenues for the year ended December 31, 2003 from continuing operations were $10,459,631 as compared to revenues of $9,514,180 for the year ended December 31, 2002, representing an increase of $945,451, or 10%.

        North American sales for the year ended December 31, 2003 decreased to approximately $5,337,000, or 17%, as compared to North American sales of approximately $6,462,000 for the year ended December 31, 2002. This decrease in North American sales was principally due to a decrease in the sale of machines. Foreign sales were approximately $5,123,000 for the year ended December 31, 2003 compared to $3,052,000 for the year ended December 31, 2002, an increase of $2,071,000 or 68%. This increase in foreign sales was principally due to an increase in the sale of machines.

        Total cost of goods sold for 2003 from continuing operations was $4,988,226 or 48% of revenue, as compared to $4,438,351 or 47% of revenue for 2002. The increase in cost of goods sold reflects primarily the increase in sales generated by the Company. The Company's major product lines have different profit margins, as well as multiple profit margins within each product line. In the course of the periods compared, there may be significant changes in the cost of revenues as a percentage of revenue depending on the mix of product sold. Also, the cost of sales as a percent of revenue will differ between laboratory and pilot plant units sold, due to the difference in costs between air driven and electric-hydraulic units.

        Total operating expenses from continuing operations for 2003 were $4,705,325 or 45% of revenue, as compared to $4,434,114 or 47% of revenue for 2002, which is an increase of $271,211 or 6%.

        Research and development expenses for 2003 were $785,849 compared to $583,683 for 2002, an increase of $202,166 or 35%. The increase in research and development expenses is primarily due to an increase in research costs of approximately $131,000, and an increase in payroll and related costs of approximately $96,000, partially offset by a decrease in amortization costs of approximately $12,000, and a decrease in outside contract services of approximately $13,000.

        Selling expenses for 2003 increased approximately $101,000, from $2,086,547 in 2002 to $2,187,389 or 5%. The increase was due principally to an increase of approximately $124,000 in payroll and related costs, approximately $100,000 in travel and entertainment costs, and $54,000 in delivery costs, partially offset by a decrease in advertising expenses of approximately $107,000 and a decrease in commission expense of approximately $70,000.

        General and administrative expenses for 2003 decreased by approximately $32,000, from $1,763,884 for the year ended December 31, 2002, to $1,732,087, or 2%. The decrease in general and administrative expenses is primarily due to a decrease in payroll costs of approximately $87,000, a decrease in professional fees of approximately $58,000, and a decrease in corporate expenses of approximately $37,000, offset by increases in bad debt expense of approximately $101,000 and overhead costs of approximately $48,000.

        Interest expense for 2003 decreased from $179,429 in 2003 to $116,097, a decrease of $63,332, or 35%. The decrease was due principally to a reduction in the interest rate paid, and a reduction in the amount of debt borrowed.

        Interest income for 2003 increased to $9,508 from $7,191 for 2003, an increase of $2,317. The increase is due to interest earned on the note and accounts receivable remaining from the sale of the Ball Mill operation.

Results of Discontinued Operations

        Total revenues for the year ended December 31, 2003 from discontinued operations were $3,655,237 as compared to revenues of $5,059,202 for the year ended December 31, 2002, representing a decrease of $1,403,965, or 28%. The decrease in revenues is due primarily to a decrease in machine sales of approximately $930,000, and a decrease in spare parts of approximately $496,000.

        North American sales for the year ended December 31, 2003 decreased to approximately $2,798,000, or 28%, as compared to North American sales of approximately $3,880,000 for the year ended December 31, 2002. This decrease in North American sales was principally due to a decrease in the sale of machines. Foreign sales were approximately $835,000 for the year ended December 31, 2003 compared to $1,179,000 for the year ended December 31, 2002, a decrease of approximately $344,000 or 29%.

        Total cost of goods sold for 2003 was $2,601,957 or 71% of revenue, as compared to $3,626,407 or 72% of revenue for 2002. The decrease in cost of goods sold reflects primarily the decrease in sales generated by the Morehouse-COWLES Division. The Morehouse-COWLES Division's major product lines have different profit margins, as well as multiple profit margins within each product line. In the course of the periods compared, there may be significant changes in the cost of revenues as a percentage of revenue depending on the mix of product sold.

        Total operating expenses for 2003 were $1,640,490 or 45% of revenue, as compared to $1,754,837 or 35% of revenue for 2002, which is a decrease of $114,347 or 7%.

        Research and development expenses for 2003 were $318,105 compared to $322,811 for 2002, a decrease of $4,706 or 1%. The decrease in research and development expenses is primarily due to a decrease in payroll and related costs of approximately $6,000.

        Selling expenses for 2003 decreased approximately $143,000, from $1,006,746 in 2002 to $863,337 or 14%. The decrease was due principally to the reduction of selling expenses at the Morehouse-COWLES Division's Eastern sales office located in South Haven, Michigan of approximately $70,000, a decrease in payroll and related costs of approximately $68,000, a decrease in commission expense of approximately $24,000, and a decrease in travel expenses of approximately $79,000, partially offset by increases of approximately $95,000 in advertising costs and approximately $14,000 in demonstration cost expenses.

        General and administrative expenses for 2003 increased by approximately $34,000, from $425,280 for the year ended December 31, 2002 to $459,048, or 8%. The increase in general and administrative expenses is primarily due to an increase in professional fees of approximately $16,000.

        Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Upon adoption of SFAS No. 142 in the first quarter of 2002, the Company recorded a one-time, noncash charge of $2,661,409 to reduce the carrying value of its goodwill. Such charge is nonoperational in nature and is reflected in discontinued operations in the accompanying consolidated statement of operations pursuant to the SFAS No. 142 transition rules.

Fiscal 2002 Compared to Fiscal 2001

Results of Continuing Operations

        Total revenues for the year ended December 31, 2002 from continuing operations were $9,514,180 as compared to revenues of $11,210,375 for the year ended December 31, 2001, representing a decrease of $1,696,195 or 15%.

        North American sales for the year ended December 31, 2002 were approximately $6,462,000, a 13% decrease as compared to North American sales of approximately $7,444,000 for the year ended December 31, 2001. This decrease in North American sales was principally due to a decrease in the sale of machines. Foreign sales were approximately $3,052,000 for the year ended December 31, 2002 compared to $3,766,000 for the year ended December 31, 2001, a decrease of $714,000 or 19%. The decrease in foreign sales was principally due to a decrease in the sale of machines compared to 2001.

        Total cost of goods sold for 2002 was $4,438,351 or 47% of revenue, as compared to $5,629,484 or 50% of revenue for 2001. The decrease in cost of goods sold in absolute dollars reflects principally the decrease in sales generated by the Company compared to the previous year. It also reflects an increase in profit margins. The Company's major product lines have different profit margins, as well as multiple profit margins within each product line. In the course of the periods compared, there may be significant changes in the cost of revenues as a percentage of revenue depending on the mix of product sold. Also, the cost of sales as a percent of revenue will differ between laboratory and pilot plant units sold, due to the difference in costs between air driven and electric-hydraulic units.

        Total operating expenses for 2002 were $4,434,114, or 47% of revenue, as compared to $5,305,418, or 47% of revenue, for 2001, which is a decrease of $871,304, or 16%.

        Research and development expenses for 2002 were $583,683 compared to $537,428 for 2001, an increase of $46,255, or 9%. The increase in research and development expenses is principally due to an increase in payroll costs, as a result of both an increase in headcount and pay increases.

        Selling expenses for 2002 decreased approximately $177,000, or 8% from $2,263,226 to $2,086,547. The decrease was due principally to a decrease in payroll costs of approximately $141,000, a decrease in travel and entertainment of approximately $72,000, a decrease in supplies of approximately $23,000, partially offset by an increase in outside commissions of approximately $66,000.

        For the year ended December 31, 2002, general and administrative expenses decreased by approximately $741,000, from $2,504,764 for the year ended December 31, 2001, to $1,763,884, or 30%. The decrease in general and administrative expenses was principally due to a decrease in amortization of goodwill costs of approximately $422,000, as a result of the adoption of SFAS No. 142, media costs of approximately $169,000, professional fees of approximately $86,000, and other cost decreases of approximately $64,000.

        Interest expense for 2002 decreased to $179,429 from $261,754 for 2001, a decrease of $82,325, or 31%. The decrease was due primarily to a decrease in the interest rates charged the Company.

        Interest income for 2002 increased to $7,191 from $7,032 for 2001, an increase of $159 or 2%.

Results of Discontinued Operations

        Total revenues for the year ended December 31, 2002 were $5,059,202 as compared to revenues of $4,300,639 for the year ended December 31, 2001, representing an increase of $758,563 or 18%.

        North American sales for the year ended December 31, 2002 were approximately $3,880,000, a 22% increase as compared to North American sales of approximately $3,186,000 for the year ended December 31, 2001. The increase in North American sales was due to an increase in the sale of both machines and spare parts. Foreign sales were approximately $1,179,000 for the year ended December 31, 2002, as compared to foreign sales of approximately $1,114,000, an increase of $65,000 or 1%. The increase in foreign sales was principally due to an increase in the sale of machines compared to 2001.

        Total cost of goods sold for 2002 was $3,626,407 or 72% of revenue, as compared to $3,268,271 or 76% of revenue for 2001. The increase in cost of goods sold in absolute dollars reflects principally the increase in sales generated by the Morehouse-COWLES Division. It also reflects an increase in profit margins. The Morehouse-COWLES Division's major product lines have different profit margins, as well as multiple profit margins within each product line. In the course of the periods compared, there may be significant changes in the cost of revenues as a percentage of revenue depending on the mix of product sold.

        Total operating expenses for 2002 were $1,754,837, or 35% of revenue, as compared to $1,525,163, or 35% of revenue, for 2001, which is an increase of $229,674, or 15%.

        Research and development expenses for 2002 were $322,811 compared to $320,063 for 2001, an increase of 2,748, or 1%.

        Selling expenses for 2002 increased approximately $221,000, or 28% from $786,192 to $1,006,746. The increase was due principally to an increase in media costs of approximately $136,000, in payroll and related costs of approximately $50,000, an increase in travel costs of approximately $73,000, and demonstration cost expenses of approximately $48,000, partially offset by a decrease in commission costs of approximately $71,000.

        For the year ended December 31, 2002, general and administrative expenses increased by approximately $6,000, from $418,908 for the year ended December 31, 2001, to $425,280, or 2%. The increase in general and administrative expenses was principally due to an increase in payroll and related costs of approximately $44,000, partially offset by a decrease in bad debt expense of approximately $31,000.

        On July 24, 2000, the Company announced that it would transfer the sales and manufacturing of its line of Zinger ® horizontal media mills from its Michigan-based Epworth Mill Division to the

Morehouse-COWLES Division's plant in Fullerton, California. The transfer began on October 1, 2000 and did not have a material impact on the profitability of the Company. Simultaneously, the Company ceased operations of the Ball Mill repair business and decided to sell its Ball Mill product line. On March 19, 2001, the Company reached an agreement to sell the Ball Mill operation for $200,000 in cash and notes.

        In October, 2000, the Company entered into a settlement agreement related to a warranty claim against the Epworth Mill Division, pursuant to which the Company paid $100,000 upon execution of the agreement, and executed a promissory note for $350,000 payable two years from the execution date, with interest payable quarterly in arrears at 10% per annum. The Company paid off the balance of this note in December, 2002.

QUARTERLY RESULTS OF OPERATIONS

        The following table sets forth, for the periods presented, certain data from our consolidated statements of operations. In the opinion of our management, the unaudited quarterly consolidated statement of operations data have been prepared on substantially the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period. Fiscal 2003 and 2002 quarters have been restated to reflect the discontinued operations of the Company.

        Summarized unaudited quarterly financial data are as follows:

	Fiscal 2003 Quarters
	First	Second	Third	Fourth
Revenues	$2,949,677	$3,119,465	$1,912,738	$2,477,751
Gross income	1,491,923	1,666,124	958,398	1,354,960
Net income (loss) from continuing operations	405,571	341,855	(157,266)	69,331
(Loss) from discontinued operations Including loss on disposal of $1,422,715 in fourth quarter 2003	(215,899)	(87,215)	(186,080)	(3,620,731)
Net income (loss)	189,672	254,640	(343,346)	(3,551,400)
Basic net income (loss) per share from continuing operations:	$.05	$.05	$(.02)	$.00
Basic net loss per share from discontinued operations	$(.03)	$(.01)	$(.02)	$(.46)
Basic, as reported	$.03	$.03	$(.05)	$(.45)
Diluted net income (loss) per share from continuing operations	$.05	$.05	$(.02)	$.00
Diluted net loss per share from discontinued operations	$(.03)	$(.01)	$(.02)	$(.46)
Diluted, as reported	$.03	$.03	$(.05)	$(.45)
	Fiscal 2002 Quarters
	First	Second	Third	Fourth
Revenues	$2,739,707	$2,286,564	$2,003,723	$2,484,186
Gross income	1,442,428	1,083,213	1,154,685	1,395,503
Net income (loss) continuing operations	235,659	(67,603)	(19,056)	320,477
(Loss) income from discontinued operations	(2,796,821)	123,034	32,742	(342,406)
Net (loss) income	(2,561,162)	55,431	13,686	(21,929)
Basis net income (loss) per share:
Net income (loss) per share from continuing operations	$.03	$(.01)	$(.00)	$.04
Basic net (loss) income per share from discontinued operations	$(.38)	$.02	$.00	$(.04)
Basic, as reported	$(.33)	$.01	$.00	$(.02)
Diluted net income (loss) per share:
Net income (loss) per share from continuing operations	$.03	$(.01)	$.00	$.04
Diluted net (loss) income per share from discontinued operations	$(.38)	$.02	.00	$(.04)
Diluted, as reported	$(.33)	$.01	$.00	$(.02)

LIQUIDITY AND CAPITAL RESOURCES

        The Company generated cash from operations of $236,292 in 2003, $398,748 in 2002 and $297,127 in 2001. In 2003, the Company's principal operating cash requirements were to fund its net loss, its increase in prepaid expenses, and decrease in current liabilities, offset by a decrease in trade and other receivables, inventories and other current assets. In 2002, the Company's principal operating cash requirements were to fund its decrease in current liabilities, and increase in other current assets and prepaid expenses, offset by net income from operations, and a decrease in receivables and inventory. In 2001, the Company's principal operating cash requirements were to fund its net loss from operations, increase in other assets, and decreases in current liabilities, offset by a decrease in trade and other receivables, inventories, and prepaid expenses.

        The Company used cash of $53,172, $38,706 and $108,861 for investing activities in 2003, 2002, and 2001, respectively. Net cash used in investing activities for both 2003 and 2002 included the proceeds from the sale of assets, net of the purchase of capital equipment. Net cash used by investing activities for 2001 resulted from the sale of assets from the Ball Mill operation offset by the issuance of a note receivable in connection with the sale of the Ball Mill operation, and the purchase of fixed assets, partially offset by the sale of fixed assets. The Company's sale of assets principally related to used equipment. As of December 31, 2003, the Company had no material commitments for capital expenditures.

        For financing activities, the Company used cash of $217,806 in 2003, $362,472 in 2002, and $387,235 in 2001. In 2003, cash was used to pay down the line of credit, subordinated debt, and the line of credit term note, partially offset by the issuance of common stock. In 2002 cash was used to pay a note payable arising from a settlement agreement (See Note 7—Debt), to pay down the term note, and the subordinated debt, and was partially offset by proceeds from the line of credit, and the issuance of common stock. Cash used in 2001 reflected the payments on the line of credit, line of credit term note, and subordinated debt, partially offset by the proceeds from the issuance of common stock.

        The cash and cash equivalents balance at December 31, 2003 was $50,270, a decrease of $34,686 from the December 31, 2002 balance of $84,956. At December 31, 2003, the Company maintained a line of credit and a term loan (collectively the Credit Facility) with PNC Bank, N.A. (the Lender). The line of credit facility provided for a maximum borrowing of $4,000,000. On March 3, 2004, the Company received a new line of credit from Banknorth, N.A. The proceeds of the new line of credit and term note were used to pay off the balance due the previous lender, PNC. As of December 31, 2003 and March 24, 2004, the Company had borrowings under its' line of credit of $2,425,613 and $589,781, respectively.

        Under the terms of the line of credit with the previous Lender, the Company was subject to a number of restrictions that impacted the Company's use of funds. The Company was limited to acquisition of property of $250,000 per year or less, could not pay dividends, and maintained certain financial covenants as defined. In addition, the Company was required to maintain a lockbox arrangement with the Lender, and all cash receipts were included in the lockbox and were applied against the outstanding line of credit. As discussed in Note 7 to the consolidated financial statements, the Company was in violation of two covenants of the Credit Facility as of December 31, 2002. The Company had previously received a waiver from the Lender and the previous Lender as of December 31, 2001, but was required to meet such covenants thereafter. As indicated in Note 7, the Company determined that violations of the tangible net worth and liabilities to worth ratio covenant occurred for the quarter ended March 31, 2001. The Company obtained a waiver for these violations from the Lender. On March 29, 2002, the Company and the previous Lender set new covenants for fiscal 2002. Borrowings outstanding under the Credit Facility were secured by a collateral pledge to the Lender of substantially all of the assets of the Company. On February 19, 2003, the Company and the Lender signed a third amendment to the original agreement extending the credit facility for one year until February 28, 2004. On February 6, 2004, the Company and the Lender entered into a Fourth Amendment and Waiver in connection with the Company's sale of the assets of the Morehouse- COWLES Division. At December 31, 2003, the Company did not meet the net income covenant and would have required a waiver from its previous lender. However, in conjunction with the new credit facility it obtained from the new lender, Banknorth, N.A., no waiver was required from the previous Lender.

        On March 3, 2004, the Company entered into a Revolving Credit and Term Loan Agreement with a new lender, Banknorth, N.A. (the "New Lender"), providing the Company with a $2 million credit facility (the "Credit Facility"). The proceeds drawn down from the New Lender under the credit facility were used to pay off both the line of credit and term loan owed PNC Bank N.A. (the previous Lender).

        Under the terms of agreement with the New Lender, the Company has two covenants that it must meet on an annual basis. The Company borrows funds on the Revolving Credit Line at the prime rate. The $1 million Term Loan is payable ratably over a four year period at the fixed rate calculated equal to the Federal Home Loan Bank Classic Rate plus 2.5%. See discussion of New Credit Facility, in the notes to the Financial Statements.

        The Company's ability to continue planned operations is dependent upon access to financing which is potentially impacted by the Company's ability to achieve future compliance with financial covenants.

        Assuming that there is no significant change in the Company's business, the Company believes that cash flows from operations, together with existing cash balances, will be sufficient to meet its working capital and debt service requirements for at least the next twelve months.

        Additionally, although the Company has raised approximately $3.6 million in a private placement offering which closed in March, 2004 (see Note 15—Subsequent Events), the Company may, from time to time, seek to raise additional capital for various initiatives that management believes advance the interests of the Company. The terms upon which the Company may raise such additional capital may include private placements of its stock, which placements are usually priced at discount to the then-current market price of the Company's stock (in order to compensate for the fact that the stock being sold is not freely-tradeable) or upon other terms that management believes appropriate under the circumstances

Recent Accounting Pronouncements

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No 51, Consolidated Financial Statements" (FIN 46). FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. FIN 46 applies to any business enterprise, both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company does not have any investments in or contractual relationships or other business relationships with any variable interest entity and therefore, based on present facts and circumstances, the adoption of FIN 46 is not expected to have a material impact on the Company's consolidated financial position or results of its operations.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. The Company does not use such instruments in its share repurchase program.

SFAS 150 is effective for all financial instruments created or modified after May 31, 2003. Adoption of SFAS 150, based on present facts and circumstances, is not expected to have a material effect on the Company's consolidated financial position or results of its operations.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the public reference facilities the SEC maintains at:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

and you may also obtain copies of these materials by mail from the Public Reference Section of the SEC at:

450 Fifth Street, N.W.
Washington, D.C. 20549

at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        The SEC also maintains a web site, the address of which is http://www.sec.gov. That site also contains our annual, quarterly and special reports, proxy statements, information statements and other information.

        This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC's web site.

PROPERTIES

        The Company's corporate headquarters are in Newton, Massachusetts. The Company also maintains a sales office and applications laboratory in Lampertheim, Germany and a sales office and applications laboratory in Fullerton, California. The Company rents approximately 48,200 square feet of offices, production and research and development facilities at these locations for administrative, development and production activities. A portion of the space at the Newton, MA facility is sublet to a non-affiliated company for a total of $12,000 per annum under a tenant at will arrangement. The lease terms expire at various times through August 2006. The Company has the option to extend the leases for up to five additional years. The Company believes these facilities will be adequate for operations for the next several years.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market

        The Company's Common Stock is traded on the Over-the-Counter Bulletin Board under the symbol MFIC. The following table sets forth the range of quarterly high and low bid quotations for the last two fiscal years, as furnished by the National Association of Securities Dealers Automated Quotation System. The quotations represent interdealer quotations without adjustment for retail markups, markdowns, or commissions, and may not necessarily represent actual transactions.

Quarters Ended	12/31 2003	9/30 2003	6/30 2003	3/31 2003	12/31 2002	9/30 2002	6/30 2002	3/31 2002
Low	$0.85	$0.57	$0.20	$0.23	$0.25	$0.28	$0.35	$0.41
High	$2.70	$1.90	$0.73	$0.47	$0.43	$0.42	$0.45	$0.55

Holders

        As of April 27, 2004, there were approximately 477 holders of record of the Company's Common Stock.

Dividends

        The Company has never paid any cash dividends on its Common Stock and presently anticipates that no dividends on its Common Stock will be declared in the foreseeable future. The Company's current policy is to retain all of its earnings to finance future growth. In addition, pursuant to loan covenants contained in the Company's loan agreement with its commercial lender, the Company may not pay dividends without the commercial lender's prior approval.

Equity Compensation Plan Information:

        The information in the table below is as of December 31, 2003. See also the Consolidated Financial Statements-Note 10.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,929,662	$0.74	1,206,898
Equity compensation plans not approved by security holders	—	—	—

Total	1,929,662	$0.74	1,206,898

EXECUTIVE COMPENSATION

Long-Term Compensation
Annual Compensation
Name and Principal Position					Securities Underlying Stock Options (#)	All Other Compensation(1)
	Year	Salary		Bonus
Irwin J. Gruverman Chief Executive Officer, Chairman of the Board of Directors, Treasurer and Secretary	2003 2002 2001	$ $ $	95,000 59,025 95,000	0 0 0	50,000 150,000 75,000	0 0 0
Robert P. Bruno President, Chief Operating Officer, and Vice President Sales/Marketing	2003 2002 2001	$ $ $	150,000 138,902 118,059	0 0 0	50,000 50,000 125,000	0 0 0

(1)
Consists of the Company's matching contributions made under its 401(k) plan on behalf of each Named Executive Officer.

Aggregated Option Exercises and Fiscal Year-end Values:

        The following table summarizes for each of the named executive officers the number of unexercised options that each of them held at December 31, 2003. None of the named executive officers held any stock appreciation rights or exercised any stock options or stock appreciation rights during 2003. The value of unexercised in-the-money options at the fiscal year end is the difference between the exercise price and the fair market value of the underlying stock on December 31, 2003 the last business day of the fiscal year. The closing price of the Company's Common Stock as quoted in the Over-the-Counter Bulletin Board on such date was $2.25.

			Value of Unexercised In-The- Money Options at Fiscal Year End(1)
	Number of Securities Underlying Unexercised Options at Fiscal Year End
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Irwin J. Gruverman	305,000	210,000	$307,657	$117,957
Robert P. Bruno	213,750	158,750	$198,387	$99,650

(1)
Actual gains, if any, on exercise will depend on the value of the Common Stock on the date of sale of any shares acquired upon exercise of the option. The named executive officers held options exercisable or unexercisable, at exercise prices above the fair market value of the Common Stock on December 31, 2003 as reported by the Over-the-Counter Bulletin Board.

Compensation of Directors:

        Commencing on January 1, 2000, directors, with the exception of Mr. Gruverman, received $8,000 annually, payable in equal quarterly installments, for all meetings of the Board of Directors and any committee thereof for which they attended and are reimbursed for reasonable expenses incurred in attending such meetings. Mr. Little holds options to purchase 37,500 shares of Common Stock at an average exercise price of $0.60 per share. Mr. Cortina holds options to purchase 37,500 shares of Common Stock at an average exercise price of $.60 per share. Mr. Paslawski holds options to purchase 47,500 shares of Common Stock at an exercise price of $0.78 per share. Mr. Roy holds options to purchase 47,500 shares of Common Stock at an exercise price of $0.78 per share. Messrs. Little, Cortina, Paslawski and Roy were granted the foregoing options pursuant to the 1989 Non-Employee Director Stock Option Plan (the "1989 Plan"), which automatically grants to each non-employee director of the Company who holds office at the beginning of each fiscal year an option to purchase 7,500 shares of the Company's Common Stock. Upon any non-employee director's first appointment to the Board of Directors, that director receives an automatic grant of an option to purchase 25,000 shares of the Company's Common Stock. Options granted pursuant to the 1989 Plan vest in four equal installments commencing six months from the date of grant and thereafter on the next three anniversaries of the date of grant.

Employment Agreements:

        The Company entered into a letter agreement dated December 31, 2003 with Irwin J. Gruverman, the Company's Chief Executive Officer, Chairman of the Board, Treasurer and Secretary, pursuant to which Mr. Gruverman's compensation for the 2004 fiscal year was established at $97,000, with Mr. Gruverman being eligible to participate in a pool for bonus compensation under certain circumstances.

FINANCIAL STATEMENTS

        The following Consolidated Financial Statements are included in this section:

INDEPENDENT AUDITORS REPORT

The Board of Directors and Stockholders of MFIC Corporation:

        We have audited the accompanying consolidated balance sheets of MFIC Corporation and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MFIC Corporation and subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 4 to the financial statements, on February 5, 2004, the Company entered into an agreement to sell a major division of its operations. The division represents a significant portion of the Company's total assets and operations.

/s/ BROWN & BROWN, LLP
Boston, Massachusetts March 11, 2004, Except for Note 15, as to which the date is March 31, 2004

MFIC CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002
ASSETS
Current Assets:
Cash and cash equivalents	$50,270	$84,956
Accounts receivable, less allowance for doubtful accounts of $58,500 and $33,500 in 2003 and 2002, respectively.	1,814,584	1,535,951
Note receivable—current	16,429	16,429
Inventories, net	1,683,703	2,066,462
Prepaid expenses	207,210	157,710
Other current assets	38,749	166,030
Assets available for sale	1,383,118	5,131,464

TOTAL CURRENT ASSETS	5,194,063	9,159,002
Property and Equipment, at cost:
Furniture, fixtures and office equipment	330,022	288,472
Machinery and equipment	219,765	219,765
Leasehold improvements	50,568	45,337

	600,355	553,574
Less: Accumulated depreciation and amortization	(418,066)	(356,764)

Net property and equipment	182,289	196,810
Note receivable—long-term	54,761	71,190
Patents, licenses and other assets (net of accumulated amortization of $303,785 in 2003 and $299,985 in 2002)	55,978	59,778

TOTAL ASSETS	$5,487,091	$9,486,780

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Line of credit	$2,425,613	$2,681,987
Accounts payable and accrued expenses	1,061,897	1,335,289
Accrued interest—related party	2,639	14,980
Accrued compensation and vacation pay	111,855	158,119
Customer advances	223,501	232,035
Current portion of term note payable	58,735	95,004
Current portion of long-term debt—related party	75,000	75,000
Liabilities associated with assets available for sale	661,095	652,013

TOTAL CURRENT LIABILITIES	4,620,335	5,244,427

Long-term debt, net of current portion-related party	6,250	81,250
Term note	—	58,735
Commitments (Note 11)
Stockholders' Equity:
Common Stock, par value $.01 per share, 20,000,000 shares authorized; 8,288,604 and 7,965,510 shares issued; 8,028,158 and 7,705,064 shares outstanding at December 31, 2003 and 2002, respectively	80,281	77,051
Additional paid-in capital	13,150,862	12,945,520
Accumulated deficit	(11,682,936)	(8,232,502)
Less: Treasury Stock, at cost, 260,446 shares at December 31, 2003 and 2002, respectively	(687,701)	(687,701)

TOTAL STOCKHOLDERS' EQUITY	860,506	4,102,368
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,487,091	$9,486,780

The accompanying notes are an integral part of these consolidated financial statements.

MFIC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2003	2002	2001
Revenues	$10,459,631	$9,514,180	$11,210,375
Cost of goods sold	4,988,226	4,438,351	5,629,484

Gross income	5,471,405	5,075,829	5,580,891
Operating expenses:
Research and development	785,849	583,683	537,428
Selling	2,187,389	2,086,547	2,263,226
General and administrative	1,732,087	1,763,884	2,504,764

Total operating expenses	4,705,325	4,434,114	5,305,418

Income from continuing operations	766,080	641,715	275,473
Interest expense	(116,097)	(179,429)	(261,754)
Interest income	9,508	7,191	7,032
Other expense	—	—	(53,142)

Net income (loss) from continuing operations	659,491	469,477	(32,391)
Loss from discontinued operations (Net of loss from disposal of discontinued operations of $1,422,715 in 2003)	(4,109,925)	(2,983,451)	(492,795)

Net loss	$(3,450,434)	$(2,513,974)	$(525,186)

Weighted average number of common and common equivalent shares outstanding:
Basic	7,767,712	7,426,586	7,375,102
Diluted	8,501,110	7,470,090	7,375,102
Basic amounts per common share:
Net income (loss) per share from continuing operations	$.08	$.06	$(.00)
Basic net (loss) per share from discontinued operations	$(.52)	$(.40)	$(.07)
Basic, as reported	$(.44)	$(.34)	$(.07)
Diluted amounts per common share:
Net income (loss) per share from continuing operations	$.08	$.06	$(.00)
Diluted net (loss) per share from discontinued operations	$(.52)	(.40)	$(.07)
Diluted, as reported	$(.44)	$(.34)	$(.07)

The accompanying notes are an integral part of these consolidated financial statements.

MFIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net loss	$(3,450,434)	$(2,513,974)	$(525,186)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in accounting principle	—	2,661,409	—
Impairment of Goodwill	2,100,000	—	—
Provision for disposal of discontinued operations	1,422,715	—	—
Depreciation and amortization	264,101	308,131	726,252
Provision for loss on trade receivables	24,378	6,985	(17,322)
Provision for other receivables	76,000	—	—
Provision for obsolete inventory	60,000	—	—
Gain on sale of assets	(26,931)	(42,268)	(32,254)
Issuance of restricted common stock to consultants	—	11,668	—
Changes in assets and liabilities:
Receivables	146,573	242,043	143,892
Inventories	(49,733)	64,647	60,495
Prepaid expenses	(50,209)	(11,831)	42,413
Other current assets	51,281	(40,229)	(61,882)
Current liabilities	(331,449)	(287,833)	(92,423)
Loss on sale of Ball Mill repair business assets	—	—	53,142

Net cash provided by operating activities	236,292	398,748	297,127
Cash flows from investing activities:
Proceeds from sale of fixed assets	26,931	105,991	37,925
Purchase of fixed assets	(96,532)	(163,864)	(200,000)
Issuance of note receivable in connection with sale of Ball Mill operation	—	—	(115,000)
Proceeds from note receivable	16,429	19,167	8,214
Proceeds from sale of Ball Mill repair business assets (net of selling expenses of $40,000)	—	—	160,000

Net cash used in investing activities	(53,172)	(38,706)	(108,861)
Cash flows from financing activities:
Net payments on bank line of credit	(256,374)	—	(188,223)
Net proceeds from bank line of credit	—	146,195	—
Payments on term note	(95,004)	(95,004)	(155,004)
Payments on note payable	—	(350,000)	—
Issuance of common stock under employee stock purchase plan	11,713	11,581	17,909
Issuance of common stock under employee stock option plan	144,859	6,006	7,614
Issuance of common stock purchased through warrants	52,000
Purchase of common stock	—	—	(7,031)
Payments on subordinated debt-related party	(75,000)	(81,250)	(62,500)

Net cash (used in) provided by financing activities	(217,806)	(362,472)	(387,235)
Net (decrease) in cash and cash equivalents	(34,686)	(2,430)	(198,969)
Cash and cash equivalents, beginning of year	84,956	87,386	286,355

Cash and cash equivalents, end of year	$50,270	$84,956	$87,386

Supplemental disclosure of cash flow information:
Cash paid for interest	$130,967	$204,977	$269,421

The accompanying notes are an integral part of these consolidated financial statements.

MFIC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock				Treasury Stock
	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Accumulated Deficit	Number of Shares	Stated at Cost	Total Stockholders' Equity
Balance, December 31, 2000	7,588,948	$75,889	$12,891,904	$(5,193,342)	250,219	$(680,670)	$7,093,781
Stock options exercised	24,375	245	7,369	—	—	—	7,614
Issuance of common stock under employee stock purchase plan	30,658	306	17,603	—	—	—	17,909
Purchase of treasury stock	—	—	—	—	10,227	(7,031)	(7,031)
Net loss	—	—	—	(525,186)	—	—	(525,186)

Balance, December 31, 2001	7,643,981	76,440	12,916,876	(5,718,528)	260,446	(687,701)	6,587,087
Stock options exercised	19,375	194	5,812	—	—	—	6,006
Issuance of common stock under employee stock purchase plan	29,207	292	11,289	—	—	—	11,581
Issuance of common stock to consultants	12,501	125	11,543	—	—	—	11,668
Net loss	—	—	—	(2,513,974)	—	—	(2,513,974)

Balance, December 31, 2002	7,705,064	77,051	12,945,520	(8,232,502)	260,446	(687,701)	4,102,368
Stock options exercised	186,377	1,863	142,996	—	—	—	144,859
Issuance of common stock under employee stock purchase plan	36,717	367	11,346	—	—	—	11,713
Stock warrants exercised	100,000	1,000	51,000	—	—	—	52,000
Net loss	—	—	—	(3,450,434)	—	—	(3,450,434)

Balance, December 31, 2003	8,028,158	$80,281	$13,150,862	$(11,682,936)	260,446	$(687,701)	$860,506

The accompanying notes are an integral part of these consolidated financial statements.

MFIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

        MFIC Corporation (MFIC or the Company), through its wholly-owned subsidiary, Microfluidics Corporation ("Microfluidics Division"), operates in one segment, specializing in producing and marketing a broad line of proprietary fluid materials processing systems used for a variety of grinding, mixing, milling, and blending applications across a variety of industries and for use in numerous applications within those industries. Microfluidizer materials processor systems are produced at the Microfluidics Division.

Management's Plans

        The Company's ability to continue operations is dependent upon access to financing, which is potentially impacted by the Company's ability to achieve future compliance with financial covenants. It is expected by management that the Company will be in compliance with required covenants. Borrowings outstanding are secured by a collateral pledge of substantially all of the assets of the Company.

        Management of the Company is executing plans for a return to profitability; however, there can be no assurance that the Company will be successful in implementing these plans.

Principles of Consolidation

        The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Reclassifications

        As described in Note 4, in December 2003, the Company committed to a plan to sell substantially all the assets and associated liabilities of its Morehouse-COWLES Division. As such, in accordance with generally accepted accounting principles, results of operations have been reclassified to reflect Morehouse-COWLES Division's operating results, net of income taxes, as Discontinued Operations. Further, certain prior period balances have been reclassified to conform to the current period presentation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

        Revenue from the sale of machines and spare parts is generally recognized upon shipment of the product or when the earnings process is complete. Rental income for the lease of equipment is recognized on a straight-line basis over the term of the lease agreement. Rental income and equipment sales are classified in revenues in the consolidated statement of operations.

        The Company has adopted Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. The Company recognizes sales at the time of shipment of the system to the customer. Management believes the customer's post-delivery acceptance provisions and installation are routine. The Company has never failed to successfully complete a system installation. Should an installation not be successfully completed, the contractual provisions do not provide for forfeiture or refund. Installation costs are predictable and insignificant to the total purchase price. The Company has demonstrated a history of customer acceptance subsequent to shipment and installation of these systems.

Cash and Cash Equivalents

        The Company considers all highly liquid securities with initial maturities of 90 days or less, at the time of acquisition, to be cash equivalents.

Allowance for Doubtful Accounts

        The Company maintains an allowance for estimated losses resulting from the inability of its customers to make required payments. An estimate of uncollectable amounts is made by management based upon historical bad debts, current customer receivable balances, age of customer receivable balances, the customer's financial condition and current economic trends. If the actual uncollected amounts significantly exceed the estimated allowance, then the Company's operating results would be significantly adversely affected.

Inventories

        Inventories consist of material, labor and manufacturing overhead and are stated at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis. (FIFO)

        The Company periodically reviews quantities of inventory on hand and compares these amounts to expected usage of each particular product line. Reserves are established to record provisions for slow moving inventories in the period in which it becomes reasonably evident that the item is not useable, salable or the net realizable value is less than cost.

Property and Equipment

        The Company's property and equipment is recorded at cost. Depreciation is computed using the straight-line method, based upon useful lives of 3 to 7 years. Leasehold improvements are amortized using the straight-line method based upon the shorter of the estimated useful lives or remaining life of the lease. Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale of property and equipment, the cost of the disposed asset and the related accumulated depreciation are removed from the accounts and any resulting gain, or loss is credited or charged to operations.

Patents, Licenses, and Other Intangible Assets

        In accordance with Statements of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), the Company reviews long-lived assets and all amortizing intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

        Patents, patent applications and rights, are stated at acquisition cost. Amortization is recorded using the straight-line method over the shorter of the legal lives or useful life of the patents. Patents, licenses and other intangible assets are being amortized over a period of 3 to 17 years.

Goodwill

        Goodwill represents the excess of cost over the fair value of net assets of a business acquired. The Company adopted SFAS No. 141, Business Combinations ("SFAS No. 141") in fiscal 2001 and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142") in fiscal year 2002. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill.

        SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment, at least annually. SFAS No. 142 also requires that the intangible assets with definite lives be amortized over their respective estimated useful lives to their residual value and reviewed for impairment in accordance with SFAS No. 144.

Research and Development Expenses

        The Company charges research and development expenses to operations as incurred.

Earnings (Loss) per Share

        Basic and diluted net loss per share is presented in conformity with SFAS No. 128, Earnings per Share, for all periods presented. In accordance with SFAS No. 128, basic and diluted net loss per common share was determined by dividing net income or loss applicable to common stockholders by the weighted average number of common shares outstanding during the period. Options to purchase 1,929,662, 2,010,650, and 1,612,980 shares of common stock were outstanding for the years ended 2003, 2002, and 2001, respectively. Basic and diluted net loss per share are $(.44) per share for 2003. Although there were dilutive shares of common stock for 2002, the basic and diluted net loss per share were the same.

Fair Value of Financial Instruments

        The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short term nature of these accounts. The Company's bank debt, because it carries a variable interest rate, is stated at its approximate fair market value. The Company's subordinated debt bears interest at 10%, which approximates fair market value.

Income Taxes

        The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets or liabilities are computed based on the differences between the financial statement and income tax bases of assets and liabilities using the effective tax rates. Deferred income tax expense or credits are based on changes in the asset or liability from period to period. The Company records a valuation allowance against any net deferred tax assets if it is more likely than not that they will not be realized.

Stock Based Compensation

        As allowed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to account for stock-based compensation at intrinsic value with disclosure of the effects of fair value accounting on net income and earnings per share on a pro forma basis. At December 31, 2003, the Company had one stock incentive plan, which is described more fully in Note 10. The Company accounts for awards issued to employees under the plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and the related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

	2003	2002	2001
Net loss, as Reported	$(3,450,434)	$(2,513,974)	$(525,186)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(113,509)	(340,178)	(318,438)

Pro forma net loss	$(3,563,943)	$(2,854,152)	$(843,264)

Net loss per share:
Basic—as reported	$(0.44)	$(0.34)	$(0.07)
Diluted—as reported	$(0.44)	$(0.34)	$(0.07)
Basic—pro forma	$(0.46)	$(0.38)	$(0.11)
Diluted—pro forma	$(0.46)	$(0.38)	$(0.11)

        Stock options granted to non-employees are accounted for in accordance with SFAS No. 123 and the Emerging Issues Task Force (EITF) Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and the related interpretations, which generally requires the value of options to be periodically remeasured and charged to expense as they are earned over the performance period. Compensation related to stock appreciation rights and other variable stock option or award plans should be measured at the end of each period. The Company did not grant any stock options to non-employees, excluding board members, during 2003, 2002, or 2001.

Recent Accounting Pronouncements

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No 51, Consolidated Financial Statements" (FIN 46). FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. FIN 46 applies to any business enterprise, both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company does not have any investments in or contractual relationships or other business relationships with any variable interest entity and therefore, based on present facts and circumstances, the adoption of FIN 46 is not expected to have a material impact on the Company's consolidated financial position or results of its operations.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. The Company does not use such instruments in its share repurchase program. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003. Adoption of SFAS 150, based on present facts and circumstances, is not expected to have a material effect on the Company's consolidated financial position or results of its operations.

Note 2    INDUSTRY SEGMENT, GEOGRAPHIC AND ENTERPRISE-WIDE REPORTING

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"), requires companies to report selected information about operating segments, as well as enterprise-wide disclosures about products, services, geographic areas and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. The Company's chief decision-maker, as defined under SFAS No. 131, is the chairman and chief executive officer. The Company has determined that it conducts its operations in one business segment: the development, manufacture, marketing and sale of process and formulation equipment. The Company's sales are primarily to companies with processing needs in the chemical, pharmaceutical, food, cosmetic, and biotechnology industries. The Company conducts its business primarily in the United States of America. The Company has less than 1% of total assets overseas. As a result, the financial information disclosed herein represents all of the material financial information related to the Company's principal operating segment.

        Approximate sales to customers from continuing operations outside North America are broken out, by geographic foreign markets, as follows:

	2003	2002	2001
North America	$5,337,000	$6,462,000	$7,444,000
Asia	3,204,000	2,350,000	2,480,000
Europe	1,919,000	702,000	1,286,000

	$10,460,000	$9,514,000	$11,210,000

        Two customers accounted for 21% and 11% of the revenues from continuing operations, respectively, in 2003. Two customers accounted for 18% and 16% of the revenues from continuing operations in 2002, respectively, and one customer accounted for 13% of the trade accounts receivable as of December 31, 2002. No customer accounted for more than 10% of the Company's revenues in 2001. A reduction or delay in orders from these or other significant customers could have a material adverse effect on the Company's results of operations.

Note 3    INVENTORIES

        The components of inventories are as follows at December 31:

	2003	2002
Raw materials	$1,580,991	$1,670,891
Work in progress	80,439	298,649
Finished goods	132,273	146,922

	1,793,703	2,116,462
Less: Provision for obsolete inventory	110,000	50,000

TOTAL	$1,683,703	$2,066,462

Note 4    ASSETS AVAILABLE FOR SALE

        In the fourth quarter of 2003 the company determined that its Morehouse-COWLES Division was not strategic to the Company's on-going objectives and in December 2003, management committed to a plan to sell substantially all the assets and associated liabilities of the division. Accordingly, the Company reported the division as a discontinued operation in accordance with SFAS 144. The Consolidated financial statements have been reclassified to segregate the assets and associated liabilities available for sale and operating results of these discontinued operations for all periods presented.

        Assets and Liabilities of discontinued operations are as follows:

December 31	2003	2002
Assets available for sale
Accounts receivable-trade	$472,573	$922,157
Inventory	2,204,128	1,831,636
Prepaid expense	35,517	34,808
Net property and equipment	93,615	242,863
Goodwill	—	2,100,000

Total assets available for sale	2,805,833	5,131,464
Less: Provision for loss on disposal	(1,422,715)	—

Net assets available for sale	1,383,118	5,131,464

Liabilities associated with assets available for sale
Accounts payable and accrued expenses	457,139	563,824
Customer deposits	203,956	88,189

Liabilities associated with assets held for sale	$661,095	$652,013

        Summary Operating Results of the Discontinued Operations of Morehouse-COWLES are as follows:

	2003	2002	2001
Revenues	$3,655,237	$5,059,202	$4,300,639
Cost of Sales	2,601,957	3,626,407	3,268,271

Gross Income	1,053,280	1,432,795	1,032,368
Total Operating Expenses	3,740,490	1,754,837	1,525,163

Loss from Discontinued Operations before cumulative effect of change in accounting principle and disposal	(2,687,210)	(322,042)	(492,795)
Loss on disposal of Discontinued Operations	(1,422,715)
Cumulative effect of change in accounting principle	—	(2,661,409)	—

Loss from Discontinued Operations	$(4,109,925)	$(2,983,451)	$(492,795)

        Upon adoption of SFAS No. 142 in the first quarter of 2002, the Company recorded a one-time, noncash charge of $2,661,409 to reduce the carrying value of its goodwill. Such charge is nonoperational in nature and is reflected as a cumulative effect of an accounting change pursuant to the SFAS No. 142 transition rules.

        In December 2003, in conjunction with the establishment of management's plan to sell the Morehouse-COWLES Division, the Company determined that the remaining goodwill of $2,100,000 was fully impaired and accordingly charged to Discontinued Operations.

        On February 9, 2004, pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement") dated February 5, 2004 between MFIC Corporation ("MFIC") and a wholly owned subsidiary of NuSil Corporation ("NuSil"), MFIC sold substantially all of the assets and selected liabilities of its

Morehouse-COWLES Division (the "Division"), to NuSil. Other than NuSil's prior purchases of products from the Division, there were no preexisting relationships between MFIC and NuSil.

        The assets of the Division that were sold included accounts receivable, furniture, fixtures and equipment, inventory and supplies, books and records, bids, contracts, prepaid expenses, leases, intellectual property, goodwill, domain names and claims, all as described in the Asset Purchase Agreement (collectively, the "Assets"). In addition, certain rights and obligations arising after February 9, 2004 under the Division's PacifiCare Group Health Insurance Policy were assigned. The Division's cash or cash equivalents on hand on February 9, 2004 were excluded from the assets being sold. Under the Asset Purchase Agreement, the division's executory obligations under certain contracts and bids, and the Division's accounts payable as of February 9, 2004 in the amount of $623,240, were assumed by NuSil.

        The purchase price (other than the assumption of accounts payable described in the preceding paragraph) paid under the Asset Purchase Agreement was $918,238. Of the purchase price, $768,238 (the "Closing Cash") was paid in cash, $100,000 was paid in the form of a Promissory Note (the "Purchase Note") and $50,000 (the "Holdback Payment") was withheld for payment at a future date subject to any purchase price adjustments and offsets, as provided for in the Asset Purchase Agreement.

        The Closing Cash was paid directly to PNC Bank, National Association ("PNC"), to be applied to MFIC's outstanding balance under MFIC's Revolving Credit Loan with PNC (the "Revolving Credit Loan").

        The aforementioned Purchase Note bears interest at 5 percent per annum, is secured by the Assets pursuant to a Security Agreement dated February 5, 2004 (the "Security Agreement") between the parties and is subject to certain offsets as provided in the Asset Purchase Agreement. Principal and interest on the Purchase Note are payable on February 9, 2005, unless there is a claim for an offset as allowed for under the Asset Purchase Agreement, which claim might delay final payment of amounts due under the Purchase Note until final resolution of any such claim under the procedures outlined in the Asset Purchase Agreement.

        Pursuant to the Asset Purchase Agreement, MFIC entered into a Noncompetition and Nonsolicitation Agreement, dated February 5, 2004, which limits MFIC's ability to compete with the business of the Division for a period of five years.

Note 5    INTANGIBLES AND OTHER ASSETS

        The Company purchased the rights and title of certain liposome and microemulsion technology devices from Arthur D. Little in 1985. The unamortized license fee and patent are included in intangible assets and are being amortized using the straight-line method over the useful life of the patent, which is 17 years. In 1995, the Company capitalized $96,680 of patent costs related to a cooperative research venture. Amortization of these assets charged to expense was $0 in 2003, $14,896 in 2002, and $24,576 in 2001. In 2001, the Company capitalized $64,528 of costs related to the Multi-Stream Mixer Reactor patent, which is being amortized over a 17-year period, beginning in the last quarter of 2001. Amortization of these costs was $3,800 in both 2003 and 2002, and $950 in 2001.

        Costs incurred in connection with the debt refinancing that occurred on February 28, 2000 are being amortized over three years, the initial term of the line of credit. The total of such costs was approximately $207,000. Amortization of these costs amounted to $11,534 in 2003, and $69,204 in both 2002 and 2001, respectively.

Note 6    GOODWILL

        In 1998, MFIC purchased substantially all of the assets and assumed certain liabilities of Epworth Manufacturing Company Inc. of South Haven, Michigan (Epworth) and Morehouse-COWLES, Inc. of Fullerton, California (Morehouse-COWLES) pursuant to an Asset Purchase Agreement (the "Agreement").

        In accordance with the Agreement, MFIC paid the following as consideration for the purchase price: (i) $5,508,480 in cash, (ii) two subordinated promissory notes in the aggregate principal amount of $800,000 (the Promissory Notes) and (iii) 900,000 shares of MFIC's restricted common stock, $0.01 par value per share, subject to the restrictions as defined. MFIC also incurred approximately $500,000 in expenses. In addition, MFIC assumed approximately $1,930,000 in accounts payable and accrued liabilities. The acquisition had been accounted for under the purchase method of accounting, and the Company recognized goodwill of $6,194,459 which was fully allocated to Morehouse-COWLES.

        On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which requires companies to discontinue the amortization of goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter.

        Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Upon adoption of SFAS No. 142 in the first quarter of 2002, the Company recorded a one-time, noncash charge of $2,661,409 to reduce the carrying value of its goodwill. Such charge is nonoperational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations pursuant to the SFAS No. 142 transition rules. The Company performed its annual impairment review during the fourth quarter of 2002, and determined that no impairment of goodwill had occurred since it had recorded a one-time, non-cash charge of $2,661,409 in the first quarter of 2002.

        In December 2003, in conjunction with the establishment of management's plan to sell the Morehouse-COWLES Division, the Company determined that the remaining goodwill of $2,100,000 was fully impaired and accordingly charged to operations.

        Pursuant to SFAS 142, the goodwill impairment charges of $2,661,409 and $2,100,000 have been classified in discontinued operations in the accompanying consolidated statements of operations.

Note 7    DEBT

        Long-term debt as of the following dates consisted of:

	December 31,
	2003	2002
Line of credit	$2,425,613	$2,681,987
10% subordinated note payable to related party	81,250	156,250
Term note payable	58,735	153,739

	2,565,598	2,991,976
Less current portion	(2,559,348)	(2,851,991)

Long term debt, net of current portion	$6,250	$139,985

Subordinated Note Payable

        The subordinated note is payable to Lake Shore Industries Inc, a related party as defined and disclosed in note 13 of the financial statements.

Notes Payable

        In October, 2000, the Company entered into a settlement agreement related to a warranty claim dating back to 1998 for the Epworth Mill Division pursuant to which the Company paid $100,000 upon execution of the agreement, and executed a promissory note for $350,000 payable two years from the execution date, with interest payable quarterly in arrears at 10% per annum. The Company paid off the balance of this note in December, 2002.

Credit Facility

        On February 28, 2000, the Company entered into a revolving credit and term loan agreement with National Bank of Canada providing the Company with a $4,475,000 three-year revolving credit and term loan facility. The Credit Facility was comprised of: (i) a $4 million three year revolving line of credit (Revolving Credit Line) with advances thereunder bearing interest at an interest rate equal to the prime rate (the Prime Rate for United States borrowings from the National Bank of Canada as publicly announced from time to time) plus one-half percent (0.50%). All borrowings under the Revolving Credit Line were evidenced by a $4 million promissory note having a maturity date of February 28, 2003 (the Revolving Note), and (ii) a $475,000 term promissory note, amortized over a five-year period but having a maturity date of February 28, 2003 and bearing interest at an interest rate equal to the Prime Rate (4.75% at December 31, 2001) plus three quarters of one percent (0.75%). Loans under the Credit Facility were secured by a collateral pledge to the Lender of substantially all the assets of the Company and its subsidiaries. The Company's Microfluidics Corporation subsidiary guaranteed the Company's obligations to the Lender under the Credit Facility. The Company also pledged to the Lender all shares of Microfluidics Corporation owned by the Company.

        After review of the results as of and for the quarter ended March 31, 2001, the Company notified the National Bank of Canada that it was in violation of the tangible net worth and liabilities to worth ratio covenants contained in the Credit Facility for the quarter ended March 31, 2001. On April 13, 2001, the Company received a waiver of these violations from the National Bank of Canada, but is required to meet all covenant requirements thereafter. As a result of the waiver and management's expectations of future compliance, the non-current portion of the term Promissory Note was classified as a non-current liability, as of December 31, 2000.

        On January 16, 2002, the United States portion of National Bank of Canada's operations and its loan portfolio was sold to PNC Bank, N.A. On February 19, 2003, the Company and PNC Bank. N.A. entered into an extension of the loan for an additional year, until February 28, 2004.

        At December 31, 2002, the Company was in violation of the net income and debt service coverage covenants. At December 31, 2001, the Company was not in compliance with the tangible net worth, liabilities to worth ratio, net income covenants, and the debt service covenant. The Company received a waiver of these violations from the Lender for both years, but is required to meet all covenant requirements thereafter. On March 29, 2002, the Company and the Lender agreed on a revised set of covenants for fiscal 2002 under a second amendment to the original agreement. On February 19, 2003, the Company and the Lender entered into a third amendment to the original agreement extending the credit facility for an additional year until February 28, 2004, with no change to the revised covenants agreed upon under the agreement of March 29, 2002.

        On February 6, 2004 the Company and PNC Bank, N.A ("PNC") entered into a Fourth Amendment and Waiver to Revolving Credit and Term Loan Agreement permitting the sale of the assets of the Company's Morehouse-COWLES Division in exchange for payment to PNC of all monies received by the Company in connection with such sale and assignment to PNC of deferred payments and a promissory note from the purchase issued as part of the purchase price. On March 3, 2004, the outstanding loan balance was repaid from the proceeds of a new senior debt financing from Banknorth, N.A.

        Due to the subjective acceleration clause, and the lock-box arrangement, the revolving credit line was classified as a current liability in the consolidated balance sheet. At December 31, 2003, the outstanding balance on the Revolving Credit Line was $2,425,613, having an interest rate of 5.5%. The balance outstanding on the term loan was $58,735, at an interest rate of 5.75%.

        At December 31, 2003, the Company did not meet the net income covenant which, according to the terms of the lending agreement, would have required a waiver from its previous lender, PNC. However, in conjunction with the subsequent credit facility it obtained from the new lender, Banknorth, N.A., no waiver was required from the previous lender.

        On March 3, 2004, the Company and its Microfluidics Corporation subsidiary, as co-borrowers, entered into a revolving credit and term loan agreement with Banknorth, N.A. (the "Lender") providing the Company with a $2,000,000 demand revolving credit and four year term loan facility (the "Credit Facility"). The Credit Facility was comprised of (i) a $1 million demand revolving line of credit (Revolving Credit Line) with advances thereunder bearing interest at an interest rate equal to the prime rate (the Prime Rate for United States borrowings from Banknorth, N.A. as publicly announced from time to time). All borrowings under the Revolving Credit Line were evidenced by a $1 million demand promissory note (the "Revolving Note"), and (ii) a $1,000,000 term promissory note, amortized over a four year period but having a maturity date of March 3, 2008 and bearing interest at an interest rate equal to the Federal Home Loan Bank Classic Rate at March 4, 2004 plus two and one-half percent (2.50%). Loans under the Credit Facility are secured by a collateral pledge to the Lender of substantially all the assets of the Company and its subsidiaries. The Company is required to meet two covenants on an annual (calendar) basis as of December 31 of a given year. (i) The Company's senior debt may not be more than four times the amount of its tangible capital base, and (ii) its debt service coverage ratio may not be less than 1.20 to 1.

Note 8    EMPLOYEE BENEFIT PLANS

        The Company offers a 401(k) profit-sharing plan (the 401K Plan), to its employees. All Company and related entity employees who are eighteen years of age and have completed one hour of service are eligible to participate in the 401K Plan. Employees may contribute from 1% to 20% of their compensation. The Company's contribution is discretionary, with contributions made from time to time as management deems advisable. The Company has made no matching contributions during 2003, 2002, and 2001. The Company also instituted a cafeteria plan in 1992, giving the employees certain pre-tax advantages on specific payroll deductions.

Note 9    INCOME TAXES

        At December 31, 2003, the Company had net operating loss and research tax credit carryforwards of approximately $4,650,000 and $171,000, respectively, for financial reporting purposes, which may be used to offset future taxable income.

        The components of the net deferred tax asset with the approximate income tax effect of each type of carryforward, credit and temporary difference are as follows:

	December 31,
	2003	2002
Operating loss carryforwards	$1,757,000	$2,048,000
Tax credit carryforwards	171,000	171,000
Temporary differences	2,332,000	(22,000)

	4,260,000	2,197,000
Less—Valuation allowance	(4,260,000)	(2,197,000)

Net deferred tax asset	$—	$—

        The Company has recorded a full valuation allowance against its deferred tax assets because, based on the weight of available evidence, the Company believes it is more likely than not that the deferred tax assets will not be realized in the near future. The carryforwards expire from 2003 through 2021 and are subject to review and possible adjustment by the Internal Revenue Service. The Internal Revenue Code contains provisions that may limit the net operating loss and research tax credit carryforwards in the event of certain changes in the ownership interests of significant stockholders.

Note 10    STOCKHOLDERS' EQUITY

        The Company adopted the 1988 Stock Plan (the Plan) as the successor plan to the 1987 Stock Plan, which, as amended at the 2002 stockholders' meeting, authorizes the grant of Stock Options for up to 3,500,000 shares of common stock and the 1989 Non-Employee Director Stock Option Plan which, as amended at the 1996 stockholders' meeting, authorizes the grant of nonqualified stock options for up to 500,000 shares of common stock.

Stock Option Plans

        Options granted under the Plans vest over a three-to-five-year period and expire 5 – 10 years from the grant date. At December 31, 2003, 1,206,898 shares were available for future grant under the Plans. Information with respect to activity under the Plans are as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2000	1,761,575	$0.94
Granted	328,500	0.81
Exercised	(24,375)	0.31
Canceled	(452,720)	0.98

Outstanding, December 31, 2001	1,612,980	0.88

Granted	532,045	0.52
Exercised	(19,375)	0.31
Canceled	(115,000)	0.60

Outstanding, December 31, 2002	2,010,650	$0.90

Granted	257,409	0.47
Exercised	(186,377)	0.78
Canceled	(152,020)	1.13

Outstanding, December 31, 2003	1,929,662	$0.74

Exercisable, December 31, 2001	878,803	$1.06

Exercisable, December 31, 2002	1,093,972	$1.01

Exercisable, December 31, 2003	1,102,020	$0.96

        The following table summarizes information relating to outstanding and exercisable stock options as of December 31, 2003:

Outstanding
				Exercisable
		Weighted Average Remaining Contractual Life (Years)
Exercise Price	Number of Shares		Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.31 to 1.24	1,929,662	6.5	$0.74	1,102,020	$0.96

Accounting for Stock-Based Compensation

        SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options to be included in the statement of income or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under APB Opinion No. 25, Accounting for Stock issued to Employees, and elect the disclosure-only alternative under No. SFAS 123.

        The Company has computed the pro forma disclosures required under SFAS No. 123 for its stock compensation plan for employees during the years ended December 31, 2003, 2002 and 2001 using the Black-Scholes option pricing model under the fair value method as prescribed by SFAS No. 123. The assumptions used for the years ended December 31, 2003, 2002 and 2001 are as follows:

	December 31,
	2003	2002	2001
Risk-free interest rates	4.75%	4.36%	5.25%
Expected lives	5 years	5 years	5 years
Expected volatility	164%	75%	197%
Dividend yield	0%	0%	0%

        Stock or other equity-based compensation for nonemployees must be accounted for under the fair value method as required by SFAS No, 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued To Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and the related interpretations. Under this method, the equity-based instrument is valued at either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date is generally the vesting date for nonemployees. Compensation related to stock appreciation rights and other variable stock option or award plans should be measured at the end of each period. The resulting noncash expense is recorded in the statements of operations over the vesting period of the stock. The Company did not grant any options to non-employees, excluding board members, in 2003, 2002 or 2001.

Warrants

        On September 23, 1999, the Chief Executive Officer of the Company, Irwin J. Gruverman, was granted warrants to purchase up to 100,000 shares of the Company's common stock at a price of $0.52 per share, having an expiration date of July 2, 2004. The warrants were exercised on November 25, 2003.

Employee Stock Purchase Plan

        The Company has an employee stock purchase plan (the Purchase Plan). Under the Purchase Plan, participants are granted options to purchase the Company's common stock twice a year at the lower of 85% of market value at the beginning or end of each period. Calculation of the number of options granted, and subsequent purchase of these shares, is based upon voluntary payroll deductions during each six-month period. The number of options granted to each employee under this plan is limited to a maximum amount of 1,000 shares for each six-month period. The number of shares issued pursuant to this plan totaled 36,717, 29,207, and 30,658, in 2003, 2002, and 2001, respectively.

Note 11    COMMITMENTS

        The Company leases its facilities under non-cancelable operating leases expiring through August 2006. Future minimum rental payments under the operating leases at December 31, 2003 are approximately as follows:

2004	$341,000
2005	$327,000
2006	$138,000

Total Lease Payments	$806,000

        Rent expense for 2003, 2002, and 2001 was approximately $439,000, $402,000, and $415,000, respectively. A portion of the space is sublet to non-affiliated company under a tenant at will arrangement for a total of $12,000 per annum.

Note 12    RELATED PARTY TRANSACTIONS

        During 2001, the Company and G&G Corporation (G&G), an entity controlled by Mr. Gruverman, the Company's Chairman, entered into an arrangement whereby G&G reimbursed the Company for certain administrative expenses incurred for services performed by the Company. The Company was reimbursed approximately $0, and $30,407 by G&G during 2002 and 2001, respectively. At both December 31, 2003 and 2002, G&G owed the Company $0.

        As discussed in Notes 6 and 13, the Company owed the former Principals of Morehouse and Epworth $81,250, $156,250, and $237,500 at December 31, 2003, 2002, and 2001, respectively. Interest capitalized on the $300,000 note in connection with the Settlement Agreement discussed in Note 13 amounted to $88,750 and is being amortized over 5 years. Total payments in 2003 and 2002 were $12,340 and $21,989, respectively.

Note 13    SETTLEMENT AGREEMENT, DEBT RESTRUCTURING AND REFINANCING

        On December 20, 1999 the Company signed an agreement in principle (the Agreement In Principle) with J.B. Jennings and Bret A. Lewis, the former owners of the Epworth Mill and Morehouse-COWLES businesses (the Sellers), Lake Shore Industries, Inc., and JLJ Properties, Inc., entities owned and controlled by the Sellers. The Agreement In Principle sets forth understandings among the parties concerning restructuring of the Company's subordinated debt and resolution of various disputes. On January 17, 2000 a definitive settlement agreement incorporating these subject matters was executed between the parties (the Settlement Agreement). In connection with the closing of the Credit Facility, and pursuant to a Settlement Agreement dated January 17, 2000 with the Company's subordinated debt holders, the subordinated debt of the Company was restructured in the following manner. The outstanding August 14, 1998 $500,000 subordinated promissory note, having a remaining $475,000 principal balance together with accrued interest at the Closing Date in the approximate amount of $77,500, and accrued interest on the August 14, 1998 $300,000 subordinated note were converted to 500,000 shares of MFIC restricted common stock (the Conversion Shares). The fair market value of the Company's Common Stock on the date of the Agreement In Principle was $0.31 per share. MFIC was granted the right for a three-year period to repurchase the Conversion Shares at a purchase price of $1.75 per share. The August 14, 1998 $300,000 subordinated note was replaced with a new $300,000 subordinated promissory note dated February 28, 2000 (the 2000 Subordinated Note). The 2000 Subordinated Note has a maturity date of February 28, 2005 and bears interest at a rate of ten percent (10%) per annum. The note is payable interest only in its first year and then is payable in equal quarterly installments of principal together with outstanding interest thereon until maturity.

Note 14    QUARTERLY RESULTS OF OPERATIONS

        Summarized unaudited quarterly financial data are as follows:

	Fiscal 2003 Quarters
	First	Second	Third	Fourth
Revenues	$2,949,677	$3,119,465	$1,912,738	$2,477,751
Gross income	1,491,923	1,666,124	958,398	1,354,960
Net income (loss) from continuing operations	405,571	341,855	(157,266)	69,331
Loss from discontinued operations including loss on disposal of $1,422,715 in fourth quarter of 2003	(215,899)	(87,215)	(186,080)	(3,620,731)
Net income (loss)	189,672	254,640	(343,346)	(3,551,400)
Basic net income (loss) per share from continuing operations:	$.05	$.05	$(.02)	$.00
Basic net loss per share from discontinued operations	$(.03)	$(.01)	$(.02)	$(.46)
Basic, as reported	$.03	$.03	$(.05)	$(.45)
Diluted net income (loss) per share from continuing operations	$.05	$.05	$(.02)	$.00
Diluted net loss per share from discontinued operations	$(.03)	$(.01)	$(.02)	$(.46)
Diluted, as reported	$.03	$.03	$(.05)	$(.45)
	Fiscal 2002 Quarters
	First	Second	Third	Fourth
Revenues	$2,739,707	$2,286,564	$2,003,723	$2,484,186
Gross income	1,442,428	1,083,213	1,154,685	1,395,503
Net income (loss) continuing operations	235,659	(67,603)	(19,056)	320,477
(Loss) income from discontinued operations	(2,796,821)	123,034	32,742	(342,406)
Net (loss) income	(2,561,162)	55,431	13,686	(21,929)
Basis net income (loss) per share:
Net income (loss) per share from continuing operations	$.03	$(.01)	$(.00)	$.04
Basic net (loss) income per share from discontinued operations	$(.38)	$.02	$.00	$(.04)
Basic, as reported	$(.33)	$.01	$.00	$(.02)
Diluted net income (loss) per share:
Net income (loss) per share from continuing operations	$.03	$(.01)	$.00	$.04
Diluted net (loss) income per share from discontinued operations	$(.38)	$.02	.00	$(.04)
Diluted, as reported	$(.33)	$.01	$.00	$(.02)

Note 15    SUBSEQUENT EVENTS

        On March 31, 2004, the Company completed a private placement offering of investment units (each unit consisting of one share of common stock and a 3-year warrant to purchase an additional 1/2 share of common stock). A total of 1,426,616 units were sold, yielding gross proceeds of $3,566,540. The units were priced at $2.50 and the associated warrants are exercisable at $3.05. Additionally, the placement agent for the offering received 5-year warrants to purchase 213,992 shares of common stock at an exercise price of $3.20 per share.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by MFIC Corporation. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$826.94
Transfer agent's, trustee's and depository's fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*

Total expenses	*

*
To be completed by amendment.

Indemnification of Directors and Officers.

        MFIC's amended and restated by-laws provide that MFIC shall indemnify its directors and officers to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware.

        Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

        MFIC's restated certificate of incorporation also provides that no director shall be liable to MFIC or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to MFIC or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction in which the director derived an improper personal benefit.

        The indemnification provisions relating to officers and directors of the Company are as follows:

Article V of MFIC's amended and restated by-laws provides as follows:

        Section 1.    Actions other than by or in the Right of the Corporation.    The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        Section 2.    Actions by or in the Right of the Corporation.    The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

        Section 3.    Success on the Merits.    To the extent that any person described in Section 1 or 2 of this Article V has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in said Sections, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by hint in connection therewith.

        Section 4.    Specific Authorization.    Any indemnification under Section 1 or 2 of this Article V (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of any person described in said Sections is proper in the circumstances because he has met the applicable standard of conduct set forth in said Sections. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the corporation.

        Section 5.    Advance Payment.    Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of any person described in said Section to repay such amount if it shall ultimately be determined that he is not entitled to indemnification by the corporation as authorized in this Article V.

        Section 6.    Non-Exclusivity.    The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article V shall not be deemed exclusive of any other rights to which those provided indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        Section 7.    Insurance.    The board of directors may authorize, by a vote of the majority of the full board, the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article V.

        Section 8.    Continuation of Indemnification and Advancement of Expenses.    The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        Section 9.    Severability.    If any word, clause or provision of this Article V or any award made hereunder shall for any reason be determined to be invalid, the provisions hereof shall not otherwise be affected thereby but shall remain in full force arid effect.

        Section 10.    Intent of Article.    The intent of this Article V is to provide for indemnification and advancement of expenses to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware. To the extent that such Section or any successor section may be amended or supplemented from time to time, this Article V shall be amended automatically and construed so as to permit indemnification and advancement of expenses to the fullest extent from time to time permitted by law.

        MFIC maintains directors and officers liability insurance for the benefit of its directors and certain officers.

Recent Sales Of Unregistered Securities

        On March 31, 2004, the Company completed a final closing of its previously announced private placement of the Company's securities. The offering of investment units (each unit consisting of one share of common stock and a 3-year warrant to purchase 1/2 share of common stock) was conducted through Casimir Capital L.P., as placement agent. A total of 1,426,616 units were sold in the offering, at a price of $2.50 per unit, resulting in $3,566,540 of gross proceeds to the Company. The Company has issued to investors in the offering 1,426,616 shares (the "Shares") and 713,308 3-year warrants, which warrants are exercisable to purchase shares at $3.05 per share (the "3-Year Warrants"). An additional 213,992 5-year warrants, exercisable at a price of $3.20 per share (the "5-Year Warrants"), were issued to the placement agent. Expenses of the offering, including the placement agent's fees and non-accountable expense allowance (totaling 10% of gross proceeds) and legal, accounting and other expenses are expected to be approximately $550,000.

        The Company has obligated itself to file a registration statement with the Securities and Exchange Commission ("SEC") by April 29, 2004 for purposes of registering the Shares and the 927,300 shares of its common stock underlying the 3-Year Warrants and 5-Year Warrants. In the event that the Company fails to timely file that registration statement, or that the registration statement does not become effective within 90 days (or 120 days, in the event that the SEC conducts a "full review" of the

Company's registration statement) after the March 30, 2004 closing, the Company will be obliged to pay investors in the offering approximately $1,189 per day in liquidated damages until the filing or effectiveness has occurred.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NUMBER	DESCRIPTION

5.1	Opinion of Jack M. Swig, Vice President of Corporate Development and General Counsel as to the legality of the Common Stock being registered
23.1	Consent of Brown & Brown, LLP
23.2	Consent of Jack M. Swig, Vice President of Corporate Development and General Counsel, included in Exhibit 5.1 filed herewith
24.1	Power of Attorney (included on signature page)

UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement.

(2)
That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton, Commonwealth of Massachusetts, on April 29, 2004.

MFIC CORPORATION
By:	/s/ IRWIN J. GRUVERMAN Irwin J. Gruverman Chairman of the Board of Directors, Chief Executive Officer, Treasurer and Secretary
By:	/s/ DENNIS RIORDAN Dennis Riordan Controller

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of MFIC Corporation, hereby severally constitute and appoint Irwin J. Gruverman, Jack M. Swig, and Jeffrey M. Stoler and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form SB-2 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable MFIC Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

MFIC CORPORATION
By:	/s/ IRWIN J. GRUVERMAN Irwin J. Gruverman Chairman of the Board of Directors, Chief Executive Officer, Treasurer and Secretary

        Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

	Signatures	Title	Date

By:	/s/ IRWIN J. GRUVERMAN Irwin J. Gruverman	Chairman of the Board of Directors, Chief Executive Officer, Treasurer and Secretary	April 29, 2004
By:	/s/ JAMES N. LITTLE James N. Little	Director	April 29, 2004
By:	/s/ VINCENT CORTINA Vincent Cortina	Director	April 29, 2004
By:	/s/ LEO PIERRE ROY Leo Pierre Roy	Director	April 29, 2004
By:	/s/ EDWARD T. PASLAWSKI Edward T. Paslawski	Director	April 29, 2004

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
LEGAL PROCEEDINGS
DIRECTORS AND EXECUTIVE OFFICERS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SELLING STOCKHOLDERS
DESCRIPTION OF COMMON STOCK
LEGAL MATTERS
EXPERTS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
LIQUIDITY AND CAPITAL RESOURCES
WHERE YOU CAN FIND MORE INFORMATION
PROPERTIES
EXECUTIVE COMPENSATION
FINANCIAL STATEMENTS
INDEPENDENT AUDITORS REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
MFIC CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II
EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
UNDERTAKINGS
SIGNATURES
SIGNATURES AND POWER OF ATTORNEY